UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2003

                            GRUPO TELEVISA, S.A.
                   -------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
------------------------------------------------------------------------------
                 (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F   X                               Form 40-F
                     -----                                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                        No    X
                 -----                                      -----

     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .)
                                                 -----

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 28, 2003                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President


                                MEXICAN STOCK EXCHANGE
                                    SIFIC / ICS

         STOCK EXCHANGE CODE: TLEVISA                      Quarter:       4     Year:   2002
         GRUPO TELEVISA, S.A.

                             CONSOLIDATED FINANCIAL STATEMENT
                             AT DECEMBER 31 OF 2002 AND 2001
                                   (Thousands of Pesos)

                                                                         FINAL PRINTING
---------------------------------------------------------------------------------------
REF                                           QUARTER OF PRESENT  QUARTER OF PREVIOUS
                    CONCEPTS                 FINANCIAL YEAR       FINANCIAL YEAR
                                             ------------------------------------------
S                                               AMOUNT       %       AMOUNT       %
---------------------------------------------------------------------------------------
1   TOTAL ASSETS                               55,302,532     100   50,895,984     100

2   CURRENT ASSETS                             25,137,546      45   22,780,797      45
3   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)     8,786,809      16    5,945,775      12
4   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE     9,563,636      17    9,268,759      18
5   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)   1,222,661       2    1,387,875       3
6   INVENTORIES                                 5,147,115       9    4,845,349      10
7   OTHER CURRENT ASSETS                          417,325       1    1,333,039       3
8   LONG-TERM                                   1,444,410       3    4,240,392       8
9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)         5,715       0        6,839       0
10  INVESTMENT IN SHARES OF SUBSIDIARIES
    AND NON-CONSOLIDATED                        1,281,145       2     (240,547)      0
11  OTHER INVESTMENTS                             157,550       0    4,474,100       9
12  PROPERTY, PLANT AND EQUIPMENT              14,688,162      27   14,173,640      28
13  PROPERTY                                    9,977,196      18    9,971,645      20
14  MACHINERY AND INDUSTRIAL                    9,737,672      18    9,155,196      18
15  OTHER EQUIPMENT                             2,919,332       5    2,365,912       5
16  ACCUMULATED DEPRECIATION                    8,981,658      16    7,770,072      15
17  CONSTRUCTION IN PROGRESS                    1,035,620       2      450,959       1
18  DEFERRED ASSETS (NET)                      10,047,623      18    5,342,833      10
19  OTHER ASSETS                                3,984,791       7    4,358,322       9

20  TOTAL LIABILITIES                          33,824,246     100   31,099,485     100

21  CURRENT LIABILITIES                         5,810,726      17    3,779,527      12
22  SUPPLIERS                                   2,228,507       7    2,083,571       7
23  BANK LOANS                                    512,407       2      340,347       1
24  STOCK MARKET LOANS                            720,415       2            0       0
25  TAXES TO BE PAID                              886,387       3      285,787       1
26  OTHER CURRENT LIABILITIES                   1,463,010       4    1,069,822       3
27  LONG-TERM LIABILITIES                      14,117,094      42   14,032,989      45
28  BANK LOANS                                  1,414,886       4    4,466,454      14
29  STOCK MARKET LOANS                         11,930,329      35    9,077,549      29
30  OTHER LOANS                                   771,879       2      488,986       2
31  DEFERRED LOANS                             13,825,588      41   13,247,492      43
32  OTHER LIABILITIES                              70,838       0       39,477       0

33  CONSOLIDATED STOCK HOLDERS' EQUITY         21,478,286     100   19,796,499     100

34  MINORITY INTEREST                           1,139,576       5    1,031,429       5
35  MAJORITY INTEREST                          20,338,710      95   18,765,070      95
36  CONTRIBUTED CAPITAL                         7,585,164      35    7,591,347      38
37  PAID-IN CAPITAL STOCK (NOMINAL)             1,512,083       7    1,513,427       8
38  RESTATEMENT OF PAID-IN CAPITAL STOCK        5,856,623      27    5,861,864      30
39  PREMIUM ON SALES OF SHARES                    216,458       1      216,056       1
40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES          0       0            0       0
41  CAPITAL INCREASE (DECREASE)                12,753,546      59   11,173,723      56
42  RETAINED EARNINGS AND CAPITAL RESERVE      12,170,092      57   10,204,175      52
43  REPURCHASE FUNDS OF SHARES                  5,516,855      26    5,516,855      28
44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
    HOLDERS' EQUITY                            (5,740,942)    (27)  (5,969,682)    (30)

45  NET INCOME FOR THE YEAR                       807,541       4    1,422,375       7

---------------------------------------------------------------------------------------


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                          CONSOLIDATED FINANCIAL STATEMENT

                             BREAKDOWN OF MAIN CONCEPTS
                                (Thousands of Pesos)

                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------
REF                                          QUARTER OF PRESENT  QUARTER OF PREVIOUS
                     CONCEPTS                 FINANCIAL YEAR       FINANCIAL YEAR
                                              ------------------------------------------
 S                                               AMOUNT       %       AMOUNT       %
----------------------------------------------------------------------------------------
 3   CASH AND SHORT-TERM INVESTMENTS             8,786,809     100    5,945,775     100
46   CASH                                        1,613,176      18      513,376       9
47   SHORT-TERM INVESTMENTS                      7,173,633      82    5,432,399      91

18   DEFERRED ASSETS (NET)                      10,047,623     100    5,342,833     100
48   AMORTIZED OR REDEEMED EXPENSES              2,486,937      25    2,638,427      49
49   GOODWILL                                    7,560,686      75    2,704,406      51
50   DEFERRED TAXES                                      0       0            0       0
51   OTHERS                                              0       0            0       0

21   CURRENT LIABILITIES                         5,810,726     100    3,779,527     100
52   FOREIGN CURRENCY LIABILITIES                3,172,287      55    2,188,853      58
53   MEXICAN PESOS LIABILITIES                   2,638,439      45    1,590,674      42

24   STOCK MARKET LOANS                            720,415     100            0     100
54   COMMERCIAL PAPER                              720,415     100                    0
55   CURRENT MATURITIES OF MEDIUM TERM NOTES             0       0                    0
56   CURRENT MATURITIES OF BONDS                         0       0                    0

26   OTHER CURRENT LIABILITIES                   1,463,010     100    1,069,822     100
57   OTHER CURRENT LIABILITIES WITH COST             7,058       0       13,542       1
58   OTHER CURRENT LIABILITIES WITHOUT COST      1,455,952     100    1,056,280      99

27   LONG-TERM LIABILITIES                      14,117,094     100   14,032,989     100
59   FOREIGN CURRENCY LIABILITIES               10,184,873      72    9,895,311      71
60   MEXICAN PESOS LIABILITIES                   3,932,221      28    4,137,678      29

29   STOCK MARKET LOANS                         11,930,329     100    9,077,549     100
61   BONDS                                      11,930,329     100    9,077,549     100
62   MEDIUM TERM NOTES                                   0       0            0       0

30   OTHER LOANS                                   771,879     100      488,986     100
63   OTHER LOANS WITH COST                               0       0        6,534       1
64   OTHER LOANS WITHOUT COST                      771,879     100      482,452      99

31   DEFERRED LOANS                             13,825,588     100   13,247,492     100
65   NEGATIVE GOODWILL                                   0       0            0       0
66   DEFERRED TAXES                              2,057,207      15    1,830,814      14
67   OTHERS                                     11,768,381      85   11,416,678      86

32   OTHER LIABILITIES                              70,838     100       39,477     100
68   RESERVES                                       70,838     100       39,477     100
69   OTHERS LIABILITIES                                  0       0            0       0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK (5,740,942)    100   (5,969,682)    100
     HOLDERS' EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION   (28,837)     (1)     (28,837)      0
71   INCOME FROM NON-MONETARY POSITION ASSETS   (5,712,105)    (99)  (5,940,845)   (100)

----------------------------------------------------------------------------------------



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                           CONSOLIDATED FINANCIAL STATEMENT

                                   OTHER CONCEPTS
                                (Thousands of Pesos)

                                                                 FINAL PRINTING
----------------------------------------------------------------------------------------
REF                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                     CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                               -----------------------------------------
 S                                                   AMOUNT              AMOUNT
----------------------------------------------------------------------------------------
 72  WORKING CAPITAL                             19,326,820          19,001,270
 73  PENSIONS FUND AND SENIORITY PREMIUMS           721,132             705,077
 74  EXECUTIVES (*)                                      36                  63
 75  EMPLOYERS (*)                                   12,514              13,443
 76  WORKERS (*)                                          0                 178
 77  CIRCULATION SHARES (*)                   8,848,394,374       8,856,259,557
 78  REPURCHASED SHARES (*)                     284,648,743         586,692,768

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                            CONSOLIDATED EARNING STATEMENT

                 FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                                (Thousands of Pesos)

                                                                         FINAL PRINTING
---------------------------------------------------------------------------------------
REF                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                     CONCEPTS                 FINANCIAL YEAR       FINANCIAL YEAR
                                              -----------------------------------------
 R                                               AMOUNT       %       AMOUNT      %
---------------------------------------------------------------------------------------
 1   NET SALES                                  21,559,269     100   20,785,582    100
 2   COST OF SALES                              13,406,698      62   12,951,392     62
 3   GROSS INCOME                                8,152,571      38    7,834,190     38
 4   OPERATING                                   3,502,241      16    3,494,590     17
 5   OPERATING INCOME                            4,650,330      22    4,339,600     21
 6   TOTAL FINANCING COST                          612,972       3      436,918      2
 7   INCOME AFTER FINANCING COST                 4,037,358      19    3,902,682     19
 8   OTHER FINANCIAL OPERATIONS                  2,983,071      14    1,268,823      6
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING                                     1,054,287       5    2,633,859     13
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING                                       299,347       1      571,433      3
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING                                       754,940       4    2,062,426     10
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES                (1,114,566)     (5)    (551,871)    (3)
13   CONSOLIDATED NET INCOME OF CONTINUOUS
     OPERATIONS                                   (359,626)     (2)   1,510,555      7
14   INCOME OF DISCONTINUOUS OPERATIONS         (1,098,334)     (5)     (14,063)     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS                           738,708       3    1,524,618      7
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)           0       0            0      0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES                    0       0       73,402      0
18   NET CONSOLIDATED INCOME                       738,708       3    1,451,216      7
19   NET INCOME OF MINORITY INTEREST               (68,833)              28,841      0
20   NET INCOME OF MAJORITY INTEREST               807,541       4    1,422,375      7

---------------------------------------------------------------------------------------



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                   CONSOLIDATED EARNING STATEMENT

                     BREAKDOWN OF MAIN CONCEPTS
                        (Thousands of Pesos)

                                                                          FINAL PRINTING
----------------------------------------------------------------------------------------
REF                                              QUARTER OF PRESENT QUARTER OF PREVIOUS
                      CONCEPTS                   FINANCIAL YEAR     FINANCIAL YEAR
                                                 ---------------------------------------
 R                                                 AMOUNT      %      AMOUNT       %
----------------------------------------------------------------------------------------
 1   NET SALES                                    21,559,269    100  20,785,582     100
 21  DOMESTIC                                     18,224,236     85  17,927,532      86
 22  FOREIGN                                       3,335,033     15   2,858,050      14
 23  TRANSLATED INTO DOLLARS (***)                   318,715      1     294,607       1

 6   TOTAL FINANCING COST                            612,972    100     436,918     100
 24  INTEREST PAID                                 1,371,153    224   1,273,308     291
 25  EXCHANGE LOSSES                               1,211,629    198     944,520     216
 26  INTEREST EARNED                                 589,627     96     978,417     224
 27  EXCHANGE PROFITS                              1,422,458    232     981,860     225
 28  GAIN DUE TO MONETARY POSITION                    42,275      7     179,367      41

 8   OTHER FINANCIAL OPERATIONS                    2,983,071    100   1,268,823     100
 29  OTHER NET EXPENSES (INCOME) NET               2,983,071    100   1,268,823     100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES                   0      0           0       0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM
     INVESTMENTS                                           0      0           0       0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING   299,347    100     571,433     100
 32  INCOME TAX                                      898,608    300     727,283     127
 33  DEFERRED INCOME TAX                            (603,357)  (202)   (178,572)    (31)
 34  WORKERS' PROFIT SHARING                           4,096      1      22,722       4
 35  DEFERRED WORKERS' PROFIT SHARING                      0      0           0       0

----------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                           CONSOLIDATED EARNING STATEMENT

                                 OTHER CONCEPTS
                               (Thousands of Pesos)

                                                                          FINAL PRINTING
----------------------------------------------------------------------------------------
REF                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                     CONCEPTS                 FINANCIAL YEAR       FINANCIAL YEAR
                                              ------------------------------------------
 R                                                  AMOUNT               AMOUNT
----------------------------------------------------------------------------------------
36   TOTAL SALES                                23,415,369           23,191,614
37   NET INCOME OF THE YEAR                        338,028            1,405,646
38   NET SALES (**)                             21,559,269           20,785,582
39   OPERATION INCOME (**)                       4,650,330            4,339,600
40   NET INCOME OF MAYORITY INTEREST (**)          807,541            1,422,375
41   NET CONSOLIDATED INCOME (**)                  738,708            1,451,216

----------------------------------------------------------------------------------------
 (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                           CONSOLIDATED FINANCIAL STATEMENT

                   FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                                   (Thousands of Pesos)

                                                                          FINAL PRINTING
----------------------------------------------------------------------------------------
REF                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                     CONCEPTS                 FINANCIAL YEAR       FINANCIAL YEAR
                                              ------------------------------------------
 C                                                  AMOUNT               AMOUNT
----------------------------------------------------------------------------------------
 1   CONSOLIDATED NET INCOME                       738,708            1,451,216
 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH                          2,989,036            2,604,353
 3   CASH FLOW FROM NET INCOME OF THE YEAR       3,727,744            4,055,569
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL    1,157,684           (1,995,009)
 5   CASH GENERATED (USED) IN OPERATING
     ACTIVITIES                                  4,885,428            2,060,560
 6   CASH FLOW FROM EXTERNAL FINANCING             543,678            1,187,878
 7   CASH FLOW FROM INTERNAL FINANCING             537,359             (234,343)
 8   CASH FLOW GENERATED (USED) BY FINANCING     1,081,037              953,535
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES                                 (3,125,431)          (5,396,150)
10   NET INCREASE (DECREASE) IN CASH AND
     SHORT-TERM INVESTMENTS                      2,841,034           (2,382,055)
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD                         5,945,775            8,327,830
12   CASH AND SHORT-TERM INVESTMENTS AT THE
     END OF PERIOD                               8,786,809            5,945,775

----------------------------------------------------------------------------------------



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                CONSOLIDATED FINANCIAL STATEMENT

                                   BREAKDOWN OF MAIN CONCEPTS
                                      (Thousands of Pesos)

                                                                                              FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
 REF                                                            QUARTER OF PRESENT      QUARTER OF PREVIOUS
                                 CONCEPTS                        FINANCIAL YEAR          FINANCIAL YEAR
                                                               ----------------------------------------------
  C                                                                    AMOUNT                  AMOUNT
-------------------------------------------------------------------------------------------------------------
  2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH                                           2,989,036               2,604,353
 13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                   1,882,850               1,556,435
 14    + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
       AND SENIORITY PREMIUMS                                                                       -
 15    + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                                    -
 16    + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
       ACTUALIZATION                                                                                -
 17    + (-) OTHER ITEMS                                            1,106,186               1,047,918

  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL                     1,157,684              (1,995,009)
 18    + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE            (567,648)               (730,594)
 19    + (-) DECREASE (INCREASE) IN INVENTORIES                       (92,140)                492,882
 20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
       RECEIVABLE                                                    (218,908)             (1,063,830)
 21    + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                  144,936                (149,264)
 22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES               1,891,444                (544,203)

  6    CASH FLOW FROM EXTERNAL FINANCING                              543,678               1,187,878
 23    + SHORT-TERM BANK ANS STOCK MARKET FINANCING                   910,831                  35,050
 24    + LONG-TERM BANK AND STOCK MARKET FINANCING                  3,342,363               2,637,701
 25    + DIVIDEND RECEIVED                                                                          -
 26    + OTHER FINANCING                                                                            -
 27    (-) BANK FINANCING AMORTIZATION                             (2,810,677)               (510,786)
 28    (-) STOCK MARKET AMORTIZATION                                                                -
 29    (-) OTHER FINANCING AMORTIZATION                              (898,839)               (974,087)

  7    CASH FLOW FROM INTERNAL FINANCING                              537,359                (234,343)
 30    + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                    537,359                (234,343)
 31    (-) DIVIDENDS PAID                                                                           -
 32    + PREMIUM ON SALE OF SHARES                                                                  -
 33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                                  -

  9    CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
       ACTIVITIES                                                  (3,125,431)             (5,396,150)
 34    + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
       OF A PERMANENT NATURE                                        3,347,561              (4,741,006)
 35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT            (1,353,923)             (1,415,068)
 36    (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                                                    -
 37    + SALE OF OTHER PERMANENT INVESTMENTS                                                        -
 38    + SALE OF TANGIBLE FIXED ASSETS                                249,351                 547,820
 39    + (-) OTHER ITEMS                                           (5,368,420)                212,104

-------------------------------------------------------------------------------------------------------------



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                        RATIOS
                                      CONSOLIDATED

                                                                                         FINAL PRINTING
-------------------------------------------------------------------------------------------------------
REF                                                       QUARTER OF PRESENT      QUARTER OF PREVIOUS
                          CONCEPTS                          FINANCIAL YEAR           FINANCIAL YEAR
 P
-------------------------------------------------------------------------------------------------------
      YIELD
 1    NET INCOME TO NET SALES                                   3.43     %               6.98     %
 2    NET INCOME TO STOCK HOLDERS' EQUITY (**)                  3.97     %               7.58     %
 3    NET INCOME TO TOTAL ASSETS (**)                           1.34     %               2.85     %
 4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                0.00     %                        %
 5    INCOME DUE TO MONETARY POSITION TO NET INCOME            (5.72)    %             (12.36)    %

      ACTIVITY

 6    NET SALES TO NET ASSETS (**)                              0.39  times              0.41  times
 7    NET SALES TO FIXED ASSETS (**)                            1.47  times              1.47  times
 8    INVENTORIES ROTATION (**)                                 2.60  times              2.67  times
 9    ACCOUNTS RECEIVABLE IN DAYS OF SALES                       139  days                140  days
 10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)         9.40     %               9.16     %

      LEVERAGE

 11   TOTAL LIABILITIES TO TOTAL ASSETS                        61.16     %              61.10     %
 12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                1.57  times              1.57  times
 13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES        39.49     %              38.86     %
 14   LONG-TERM LIABILITIES TO FIXED ASSETS                    96.11     %              99.01     %
 15   OPERATING INCOME TO INTEREST PAID                         3.39  times              3.41  times
 16   NET SALES TO TOTAL LIABILITIES (**)                       0.64  times              0.67  times

      LIQUIDITY

 17   CURRENT ASSETS TO CURRENT LIABILITIES                     4.33  times              6.03  times
 18   CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES                                               3.44  times              4.75  times
 19   CURRENT ASSETS TO TOTAL LIABILITIES                       0.74  times              0.73  times
 20   AVAILABLE ASSETS TO CURRENT LIABILITIES                 151.22     %             157.32     %

      CASH FLOW

 21   CASH FLOW FROM NET INCOME TO NET SALES                   17.29     %              19.51     %
 22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
      TO NET SALES                                              5.37     %              (9.60)    %
 23   CASH GENERATED (USED) IN OPERATING TO
      INTEREST PAID                                             3.56  times              1.62  times
 24   EXTERNAL FINANCING TO CASH GENERATED (USED)
      IN FINANCING                                             50.29     %             124.58     %
 25   INTERNAL FINANCING TO CASH GENERATED (USED)
      IN FINANCING                                             49.71     %             (24.58)    %
 26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
      ACTIVITIES                                               43.32     %              26.22     %

-------------------------------------------------------------------------------------------------------
 (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                  DATA PER SHARE
                         CONSOLIDATED FINANCIAL STATEMENT

                                                                                              FINAL PRINTING
-----------------------------------------------------------------------------------------------------------
REF                                                         QUARTER OF PRESENT       QUARTER OF PREVIOUS
                          CONCEPTS                            FINANCIAL YEAR           FINANCIAL YEAR
                                                       ----------------------------------------------------
 D                                                               AMOUNT                   AMOUNT
-----------------------------------------------------------------------------------------------------------
 1    BASIC PROFIT PER ORDINARY SHARE (**)               $          .09           $          .16
 2    BASIC PROFIT PER PREFERENT SHARE (**)              $          .09           $          .16
 3    DILUTED PROFIT PER ORDINARY SHARE (**)             $          .00           $          .00
 4    CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE (**)                                         $         (.04)          $          .17
 5    EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)         $          .12           $          .00
 6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)         $          .00           $          .00
 7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)         $          .00           $         (.01)
 8    CARRYING VALUE PER SHARE                           $         2.30           $         2.12
 9    CASH DIVIDEND ACUMULATED PER SHARE                 $          .00           $          .00
 10   DIVIDEND IN SHARES PER SHARE                                  .00  shares              .00  shares
 11   MARKET PRICE TO CARRYING VALUE                               2.10  times              3.05  times
 12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
      SHARE (**)                                                  53.10  times             40.43  times
 13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
      SHARE (**)                                                  52.67  times             40.13  times

-----------------------------------------------------------------------------------------------------------
 (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA              Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)

                                                               CONSOLIDATED

                                                             FINAL PRINTING
----------------------------------------------------------------------------
 CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS-

 S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH
 QUARTER OF 2002, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.66,907, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DO NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).


----------------------------------------------------------------------------
(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL
     STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND
     OTHER CONCEPTS.


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                                                                               CONSOLIDATED
                                                                                             FINAL PRINTING

                INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                       CHARACTERISTICS OF THE SHARES

 ---------------------------------------------------------------------------------------------------------
                                                                                          CAPITAL STOCK
                                   NUMBER OF SHARES                                    (THOUSANDS OF PESOS)
                               ---------------------------------------------------------------------------
          NOMINAL     VALID       FIXED       VARIABLE
 SERIES    VALUE      COUPON     PORTION      PORTION      MEXICAN      SUBSCRIPTION    FIXED     VARIABLE
 ---------------------------------------------------------------------------------------------------------
 A                       -     4,479,799,524             4,479,799,524                   765,543
 ---------------------------------------------------------------------------------------------------------
 D                       -     2,184,297,425                            2,184,297,425    373,270
 ---------------------------------------------------------------------------------------------------------
 L                       -     2,184,297,425             2,184,297,425                   373,270
 ---------------------------------------------------------------------------------------------------------
 TOTAL                   -     8,848,394,374       -     6,664,096,949  2,184,297,425  1,512,083       -
 ---------------------------------------------------------------------------------------------------------

 TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF
 SENDING THE INFORMATION
        8,848,394,374

 SHARES PROPORTION BY:

 CPO'S : THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
 UNITS :
 ADRS'S :
 GDRS'S :
 ADS'S :
 GDS'S : TWENTY CPO's


                            REPURCHASED OWN SHARES


                     NUMBER OF               MARKET VALUE OF THE SHARE
         SERIES       SHARES         AT REPURCHASE                 AT QUARTER

         --------------------------------------------------------------------
             A      110,943,593            6.55679                   4.65500
             D       86,852,575            6.55679                   4.65500
             L       86,852,575            6.55679                   4.65500




                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                                                                  CONSOLIDATED
                                                                                FINAL PRINTING

THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:
ISSUED                                                            9,133,043,117
REPURCHASED                                                        (284,648,743)
                                                                 ---------------
OUTSTANDING                                                       8,848,394,374
                                                                 ===============


THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.                           97,851,000
SHARES ACQUIRED BY TELEVISA COMERCIAL, S.A. DE C.V.                 496,750,068
RESALE OF SHARES                                                        (30,000)
CANCELLATION OF SHARES                                             (309,922,325)
                                                                 ---------------
                                                                    284,648,743
                                                                 ===============

NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
      AT QUARTER ARE HISTORICAL.


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                                                  CONSOLIDATED
                                                                FINAL PRINTING

DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.





------------------------------------------
     C.P. JORGE LUTTEROTH ECHEGOYEN
       Controller, Vice-president


                     MEXICO, D.F. AT FEBRUARY 26, 2003

       MEXICAN STOCK EXCHANGE

                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                        QUARTER: 4    YEAR:  2002
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1

                                                               CONSOLIDATED
                                                             FINAL PRINTING
------------------------------------------------------------------------------

     MEXICO CITY, D.F., FEBRUARY 26, 2003 -- GRUPO TELEVISA, S.A. (NYSE:TV;
     BMV: TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE UNAUDITED FULL YEAR ENDED DECEMBER 31, 2002. RESULTS, WHICH ARE ATTACHED, ARE IN THOUSANDS OF MEXICAN PESOS AND HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN
     GAAP,  AND  ADJUSTED TO PESOS IN  PURCHASING  POWER AS OF DECEMBER 31,
     2002.


     NET SALES

     NET SALES INCREASED 3.7% TO PS.21,559,269 THOUSAND IN 2002 FROM PS.20,785,582 THOUSAND IN 2001 ATTRIBUTABLE TO HIGHER REVENUES IN THE TELEVISION BROADCASTING SEGMENT DUE TO OUR HIGH RATINGS AND AUDIENCE SHARES THROUGHOUT THE YEAR, OUR STRONG SALES DURING THE 2002 WORLD CUP, A RECORD INCREASE OF 19.5% IN OUR LOCAL SALES DRIVEN BY CHANNEL 4; ADDITIONAL REVENUE RESULTING FROM THE ACQUISITION OF A PUBLISHING DISTRIBUTION COMPANY IN CHILE; AS WELL AS HIGHER SALES IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN THE OTHER BUSINESSES, PROGRAMMING LICENSING, RADIO, CABLE TELEVISION AND PUBLISHING SEGMENTS.

     COST OF SALES

     TOTAL COST OF SALES, EXCLUDING DEPRECIATION AND AMORTIZATION, INCREASED 2.7% TO PS.12,418,087 THOUSAND IN 2002 FROM PS.12,094,542
     THOUSAND IN 2001. THE INCREASE REFLECTS HIGHER COSTS IN THE PUBLISHING DISTRIBUTION SEGMENT DUE TO THE ACQUISITION OF THE PUBLISHING
     DISTRIBUTION PLATFORM IN CHILE; THE COSTS ASSOCIATED WITH THE TRANSMISSION OF THE 2002 WORLD CUP REFLECTED IN THE TELEVISION BROADCASTING SEGMENT; AS WELL AS HIGHER COSTS IN THE CABLE TELEVISION AND PROGRAMMING FOR PAY TELEVISION SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER COSTS IN THE OTHER BUSINESSES, PROGRAMMING LICENSING, RADIO AND PUBLISHING SEGMENTS.

     OPERATING EXPENSES

     OPERATING EXPENSES, INCLUDING CORPORATE EXPENSES AND EXCLUDING DEPRECIATION AND AMORTIZATION, INCREASED BY 1.5% TO PS.3,041,165 THOUSAND IN 2002 AS COMPARED TO PS.2,997,400 THOUSAND REPORTED IN 2001. THIS INCREASE IS DUE TO A 7.1% INCREASE IN SELLING EXPENSES ASSOCIATED PRIMARILY WITH THE PUBLISHING DISTRIBUTION PLATFORM IN CHILE AND THE TELEVISION BROADCASTING SEGMENT, AS WELL AS A HIGHER PROVISION OF DOUBTFUL TRADE ACCOUNTS IN THE PROGRAMMING LICENSING DIVISION, PARTIALLY OFFSET BY THE LOWER SELLING EXPENSES IN THE OTHER BUSINESSES AND CABLE TELEVISION SEGMENTS. THIS NET INCREASE WAS PARTIALLY OFFSET BY A 4.8% REDUCTION IN ADMINISTRATIVE EXPENSES, RESULTING PRIMARILY FROM THE OTHER BUSINESSES, PUBLISHING, TELEVISION BROADCASTING, RADIO AND PROGRAMMING LICENSING SEGMENTS, PARTIALLY
     OFFSET BY HIGHER ADMINISTRATIVE EXPENSES IN THE PUBLISHING DISTRIBUTION AND CABLE TELEVISION SEGMENTS.

     EBITDA

     EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION. EBITDA INCREASED 7.1% TO PS.6,100,017 THOUSAND IN 2002 FROM PS.5,693,640 THOUSAND REPORTED IN 2001. EBITDA MARGIN INCREASED TO 28.3% IN 2002 FROM 27.4% REPORTED LAST YEAR. THESE INCREASES ARE PRIMARILY RELATED TO HIGHER NET SALES AND LOWER ADMINISTRATIVE EXPENSES, PARTIALLY OFFSET BY HIGHER COST OF SALES AND SELLING EXPENSES.

     OPERATING INCOME

     OPERATING INCOME INCREASED 7.2% TO PS.4,650,330 THOUSAND IN 2002 AS COMPARED TO PS.4,339,600 THOUSAND IN 2001, DUE TO HIGHER NET SALES AND LOWER ADMINISTRATIVE EXPENSES, PARTIALLY OFFSET BY HIGHER DEPRECIATION AND AMORTIZATION COSTS, MAINLY IN THE TELEVISION BROADCASTING, CABLE TELEVISION, OTHER BUSINESSES AND PUBLISHING DISTRIBUTION SEGMENTS, AS WELL AS HIGHER COST OF SALES AND SELLING EXPENSES.

     THE  CHARGE  FOR  OPERATING   DEPRECIATION  AND  AMORTIZATION  WAS  OF
     PS.1,449,687  THOUSAND  AND  PS.1,354,040  THOUSAND  IN 2002 AND 2001,
     RESPECTIVELY.

     INTEGRAL COST OF FINANCING

     THE EXPENSES ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.176,054 THOUSAND, OR 40.3%, TO PS.612,972 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM PS.436,918 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE REFLECTS: (A) A PS.728,004 THOUSAND INCREASE IN NET FOREIGN EXCHANGE LOSS, PRIMARILY DUE TO THE 14.01% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2002, VERSUS A 4.5% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2001, AS WELL AS A RESULT OF A HIGHER NET LIABILITY FOREIGN CURRENCY MONETARY POSITION OF THE COMPANY DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001; (B) A PS.388,790 THOUSAND DECREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A REDUCTION IN INTEREST RATES DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PARTIALLY OFFSET BY A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001; (C) A PS.96,900 THOUSAND INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A HIGHER LEVEL OF DEBT OUTSTANDING DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PARTIALLY OFFSET BY A REDUCTION IN INTEREST RATES ATTRIBUTABLE TO CERTAIN COMPANY'S DEBT DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001; AND (D) A PS.18,609 THOUSAND INCREASE IN THE RESTATEMENT OF THE COMPANY'S UDI DENOMINATED DEBT, PRIMARILY DUE TO A HIGHER INFLATION DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

     THESE INCREASES IN THE INTEGRAL COST OF FINANCING WERE PARTIALLY OFFSET BY: (A) A PS.795,225 THOUSAND DECREASE IN THE FOREIGN EXCHANGE LOSS INCURRED IN CONNECTION WITH THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT SECURITIES MATURING IN 2011 AND 2032, WHICH PRINCIPAL AMOUNT IS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION SINCE MARCH 1, 2002; (B) A PS.106,268 THOUSAND DECREASE IN LOSS ATTRIBUTABLE TO FOREIGN EXCHANGE CONTRACTS WHICH WERE SETTLED DOWN IN THE FOURTH QUARTER OF 2001; (C) A PS.137,092 THOUSAND DECREASE IN LOSS FROM MONETARY POSITION PRIMARILY AS A RESULT OF A LOWER NET ASSET MONETARY POSITION DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PARTIALLY OFFSET BY HIGHER INFLATION IN MEXICO DURING THE YEAR ENDED DECEMBER 31, 2002 (5.7%) AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001 (4.4%); AND (D) A PS.17,664 THOUSAND GAIN ATTRIBUTABLE TO INTEREST SWAP CONTRACTS OUTSTANDING DURING THE FOURTH QUARTER OF 2002.

     RESTRUCTURING AND NON-RECURRING CHARGES

     RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.267,526 THOUSAND, OR 46.6%, TO PS.841,863 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM PS.574,337 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE PRIMARILY REFLECTS A PS.325,383 THOUSAND NON-RECURRING CHARGE TAKEN IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS, AS WELL AS A PS.163,431 THOUSAND NON-RECURRING CHARGE RELATED TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT POSTED BY THE COMPANY IN CONNECTION WITH CERTAIN ARRANGEMENTS BETWEEN DIRECTV AND THE COMPANY TO BROADCAST THE 2002 WORLD CUP, WHICH AMOUNT IS IN DISPUTE BY THE PARTIES. THIS INCREASE WAS PARTIALLY OFFSET BY A REDUCTION IN RESTRUCTURING CHARGES DUE TO FEWER WORK FORCE REDUCTIONS IN THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

     OTHER EXPENSE-NET

     OTHER EXPENSE-NET INCREASED BY PS.1,446,722 THOUSAND TO PS.2,141,208 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002, AS COMPARED TO PS.694,486 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE PRIMARILY REFLECTS A PS.230,769 THOUSAND INCREASE IN THE AMORTIZATION OF GOODWILL, PRIMARILY IN CONNECTION WITH THE ACQUISITION OF SHARES OF UNIVISION IN DECEMBER 2001 AND APRIL 2002; A PS.844,286 THOUSAND INCREASE IN THE WRITE-OFF OF UNAMORTIZED GOODWILL, RESULTING FROM THE EVALUATION OF THE RECOVERABILITY OF CERTAIN LONG-LIVED ASSETS; AND A PS.330,791 THOUSAND INCREASE IN THE LOSS ON DISPOSITION OF INVESTMENTS FOR THE YEAR ENDED DECEMBER 31, 2002, AS COMPARED TO THE GAIN FOR THE YEAR ENDED DECEMBER 31, 2001, WHICH PRIMARILY INCLUDED THE GAIN ON SALE OF A 50% LIMITED VOTING STAKE IN THE COMPANY'S RADIO SUBSIDIARY IN OCTOBER 2001.

     OTHER EXPENSE-NET FOR THE YEAR ENDED DECEMBER 31, 2002 PRIMARILY REFLECTS NON-CASH CHARGES IN CONNECTION WITH THE AMORTIZATION OF GOODWILL IN THE AMOUNT OF PS.433,163 THOUSAND AND THE WRITE-OFF OF UNAMORTIZED GOODWILL IN THE AMOUNT OF PS.1,066,997 THOUSAND; AS WELL AS FEES AND EXPENSES FOR PROFESSIONAL SERVICES, DONATIONS AND A NET LOSS IN DISPOSITION OF CERTAIN INVESTMENTS AND NON-CURRENT ASSETS FOR AN AGGREGATE AMOUNT OF PS.388,485 THOUSAND.

     INCOME TAXES

     INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING DECREASED BY PS.272,086 THOUSAND TO PS.299,347 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM A TAX PROVISION OF PS.571,433 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS DECREASE PRIMARILY REFLECTS A TAX BENEFIT RESULTING FROM AN ANNUAL DECREASE IN THE CORPORATE INCOME TAX RATE STARTING IN 2003 AND CONTINUING THROUGH 2005 WHEN THE CORPORATE RATE WILL BE 32%, AND APPLICABLE TO MEXICAN COMPANIES IN ACCORDANCE WITH THE MEXICAN INCOME TAX LAW. THE PROVISION FOR INCOME TAXES PRIMARILY REFLECTED THE EFFECT OF RECOGNIZING ASSETS TAX (ALTERNATIVE MINIMUM TAX) RATHER THAN INCOME TAX FOR CONSOLIDATION TAX PURPOSES IN MEXICO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, AS WELL AS INCOME TAXES ATTRIBUTABLE TO FOREIGN SUBSIDIARIES OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002.

     EQUITY IN RESULTS OF AFFILIATES

     EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.562,695 THOUSAND TO A LOSS OF PS.1,114,566 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM A LOSS OF PS.551,871 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE PRIMARILY REFLECTS THE RECOGNITION OF ADDITIONAL EQUITY LOSSES OF THE COMPANY'S DTH JOINT VENTURE IN MEXICO ("INNOVA") AND THE COMPANY'S MULTI-COUNTRY DTH JOINT VENTURE ("SKY MULTI-COUNTRY PARTNERS") WITH CURRENT OPERATIONS IN COLOMBIA AND CHILE, AS DESCRIBED BELOW. THIS INCREASE WAS SLIGHTLY OFFSET BY THE INCREASE OF THE EQUITY IN INCOME RELATING TO THE COMPANY'S INVESTMENT IN UNIVISION.

     DURING THE YEARS ENDED DECEMBER 31, 2001 AND 2002, THE COMPANY'S INVESTMENT IN INNOVA HAS BEEN REPRESENTED BY A NET LIABILITY POSITION ON THE COMPANY'S CONSOLIDATED BALANCE SHEET. THIS NET LIABILITY POSITION CURRENTLY REPRESENTS EQUITY LOSSES RECOGNIZED IN EXCESS OF THE COMPANY'S CAPITAL CONTRIBUTIONS AND LONG-TERM LOANS TO INNOVA, BUT NOT IN EXCESS OF THE OUTSTANDING TOTAL DEBT INCURRED BY THIS JOINT VENTURE IN CONNECTION WITH A TRANSPONDER CAPITAL LEASE BEING GUARANTEED BY THE COMPANY. DURING THE YEAR ENDED DECEMBER 31, 2002, THE COMPANY RECOGNIZED ADDITIONAL EQUITY IN LOSSES OF INNOVA, WHICH PRIMARILY REFLECTED THE ADDITIONAL FUNDING TO INNOVA PROVIDED BY THE COMPANY IN THE FIRST QUARTER OF 2002, AS WELL AS THE INCREASE IN THE OUTSTANDING DEBT OF INNOVA BEING GUARANTEED BY THE COMPANY, AS A RESULT OF THE DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR FOR THE YEAR ENDED DECEMBER 31, 2002. AS OF DECEMBER 31, 2002, THE COMPANY'S INVESTMENT IN INNOVA WAS REPRESENTED BY A LIABILITY POSITION OF PS.852,993 THOUSAND.

     DURING THE YEARS ENDED DECEMBER 31, 2001 AND 2002, THE COMPANY'S INVESTMENT IN SKY MULTI-COUNTRY PARTNERS HAS BEEN REPRESENTED BY A NET LIABILITY POSITION ON THE COMPANY'S CONSOLIDATED BALANCE SHEET. THIS NET LIABILITY POSITION HAS REPRESENTED EQUITY LOSSES RECOGNIZED IN EXCESS OF THE COMPANY'S CAPITAL CONTRIBUTIONS TO SKY MULTI-COUNTRY PARTNERS, BUT NOT IN EXCESS OF THE OUTSTANDING TOTAL DEBT INCURRED BY THIS JOINT VENTURE IN CONNECTION WITH A TRANSPONDER CAPITAL LEASE BEING GUARANTEED BY THE COMPANY. IN THE FOURTH QUARTER OF 2002, AS A RESULT OF THE ECONOMIC DIFFICULTIES OF THIS JOINT VENTURE IN SOUTH AMERICA, THE COMPANY RECOGNIZED AN ADDITIONAL EQUITY LOSS OF PS.464,968 THOUSAND TO COVER THE OUTSTANDING TOTAL DEBT INCURRED BY THIS JOINT VENTURE BEING GUARANTEED BY THE COMPANY. AS OF DECEMBER 31, 2002, THE COMPANY'S INVESTMENT IN SKY MULTI-COUNTRY PARTNERS WAS REPRESENTED BY A LIABILITY POSITION OF PS.792,249 THOUSAND.

     DISCONTINUED OPERATIONS

     IN DECEMBER 2001, THE COMPANY ENTERED INTO AN AGREEMENT TO SELL ITS MUSIC RECORDING OPERATIONS TO UNIVISION, AND CONSUMMATED THIS SALE IN APRIL 2002. THE COMPANY NO LONGER ENGAGES IN THE MUSIC RECORDING BUSINESS, AND THE RESULTS OF THE COMPANY'S MUSIC RECORDING SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2001 AND FOR THE SUBSEQUENT PERIOD WERE CLASSIFIED AS DISCONTINUED OPERATIONS. AS CONSIDERATION FOR THE SALE OF THIS BUSINESS, THE COMPANY RECEIVED 6,000,000 SHARES AND 100,000 WARRANTS (EXPIRING IN 2017) TO PURCHASE SHARES OF UNIVISION COMMON STOCK, WHICH WERE RECOGNIZED AT THEIR FAIR VALUE ON THE AGREEMENT DATE. AS A RESULT OF THIS TRANSACTION, THE COMPANY RECOGNIZED A GAIN ON DISPOSITION OF THE MUSIC RECORDING BUSINESS OF PS.1,098,334 THOUSAND, NET OF RELATED COSTS, EXPENSES AND TAXES, WHICH WERE ALSO REFLECTED AS DISCONTINUED OPERATIONS. IN CONJUNCTION WITH THIS DISPOSAL, THE COMPANY MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS IN THE PROCESS OF BEING RESOLVED BY THE PARTIES. WHILE THE COMPANY'S MANAGEMENT DOES NOT BELIEVE THAT ANY OF THESE ADJUSTMENTS WILL BE MATERIAL IN AMOUNT OR IMPACT, THE COMPANY CAN GIVE NO ASSURANCES IN THIS REGARD.

     MINORITY INTEREST

     THE MINORITY INTEREST REFLECTS THE PORTION OF THE OPERATING RESULTS ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE BUSINESSES WHICH ARE NOT WHOLLY-OWNED BY THE COMPANY, INCLUDING THE COMPANY'S CABLE TELEVISION, RADIO (SINCE OCTOBER 2001), AND NATIONWIDE PAGING BUSINESSES.

     MINORITY INTEREST DECREASED BY PS.97,674 THOUSAND TO A GAIN OF PS.68,833 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM A LOSS OF PS.28,841 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE NET INCOME OF THE COMPANY'S CABLE TELEVISION AND NATIONWIDE PAGING BUSINESSES FOR THE YEAR ENDED DECEMBER 31, 2002, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

     NET INCOME

     IN 2002, THE COMPANY HAD A NET INCOME OF PS.807,541 THOUSAND COMPARED TO A NET INCOME OF PS.1,422,375 THOUSAND IN 2001. THE DECREASE OF PS.614,834 THOUSAND IS DUE PRINCIPALLY TO:

     o    AN INCREASE IN INTEGRAL COST OF FINANCING OF PS.176,054 THOUSAND;

     o    AN  INCREASE  IN  RESTRUCTURING  AND  NON-RECURRING   CHARGES  OF
          PS.267,526 THOUSAND;

     o    AN INCREASE IN OTHER EXPENSE NET OF PS.1,446,722 THOUSAND; AND

     o    AN  INCREASED  EQUITY  IN  LOSSES  OF  AFFILIATES  OF  PS.562,695
          THOUSAND.

     THESE NEGATIVE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN OPERATING INCOME OF PS.310,730 THOUSAND; A DECREASE IN INCOME TAXES OF PS.272,086 THOUSAND; A NET INCREASE IN INCOME FROM DISCONTINUED OPERATIONS OF PS.1,084,271 THOUSAND; A DECREASE IN CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN 2001 OF PS.73,402 THOUSAND; AND A REDUCTION IN MINORITY INTEREST OF PS.97,674 THOUSAND.

     DURING THE YEAR ENDED DECEMBER 31, 2002, THE COMPANY RECOGNIZED CERTAIN SIGNIFICANT NON-RECURRING CHARGES THAT UNFAVORABLY AFFECTED ITS NET INCOME FOR THE YEAR, AS FOLLOWS:

     o A NON-CASH PS.325,383 THOUSAND CHARGE IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHT LETTER FOR SOCCER PLAYERS;

     o A PS.163,431 THOUSAND CHARGE RELATED TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT POSTED BY THE COMPANY IN CONNECTION WITH CERTAIN BROADCAST ARRANGEMENTS AND RELATED EXPENSES;

     o A NON-CASH PS.1,066,997 THOUSAND CHARGE IN CONNECTION WITH THE WRITE-OFF OF UNAMORTIZED GOODWILL RELATED TO CERTAIN BUSINESSES ACQUIRED BY THE COMPANY IN PRIOR YEARS, WHICH LONG-LIVED ASSETS WERE EVALUATED FOR RECOVERABILITY; AND

     o A NON-CASH PS.464,968 THOUSAND CHARGE FOR THE RECOGNITION OF ADDITIONAL EQUITY LOSSES TO COVER THE TOTAL OUTSTANDING CAPITAL LEASE DEBT BALANCE OF THE MULTI-COUNTRY DTH JOINT VENTURE IN SOUTH AMERICA BEING GUARANTEED BY THE COMPANY.

     HAD THESE SIGNIFICANT NON-RECURRING CHARGES NOT BEEN RECOGNIZED BY THE COMPANY IN THE YEAR ENDED DECEMBER 31, 2002, THE NET INCOME FOR THE YEAR, AFTER THE RELATED INCOME TAX EFFECT, WOULD HAVE INCREASED TO PS.2,660,489 THOUSAND.

     RESULTS BY BUSINESS SEGMENT

     TELEVISION BROADCASTING

     TELEVISION BROADCASTING SALES INCREASED 4.4% TO PS.14,038,272 THOUSAND IN 2002 FROM PS.13,445,481 THOUSAND IN 2001. THIS INCREASE IS LARGELY ATTRIBUTABLE TO THE TRANSMISSION OF THE WORLD CUP IN THE SECOND QUARTER OF 2002 AND THE RECORD INCREASE OF 19.5% IN OUR LOCAL SALES DRIVEN BY CHANNEL 4. EXCLUDING THE WORLD CUP, TELEVISION BROADCASTING SALES INCREASED 1.7% IN 2002.

     TELEVISION BROADCASTING COST OF SALES INCREASED 2.3% MAINLY DUE TO THE TRANSMISSION OF THE WORLD CUP IN THE SECOND QUARTER OF 2002. EXCLUDING THIS SPECIAL EVENT, COST OF SALES DECREASED 0.2%, DUE TO LOWER COSTS ASSOCIATED WITH IMPROVEMENTS AND EFFICIENCIES IN THE PRODUCTION OF TELENOVELAS, NEWSCASTS AND SITCOMS.

     TELEVISION BROADCASTING OPERATING INCOME INCREASED 7.3% (PS.4,564,368 THOUSAND IN 2002 AND PS.4,251,993 THOUSAND IN 2001), RELATED TO HIGHER SALES, PARTIALLY OFFSET BY HIGHER COSTS ASSOCIATED WITH THE TRANSMISSION OF THE WORLD CUP; AN INCREASE IN OPERATING EXPENSES RELATED TO A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS; AS WELL AS HIGHER DEPRECIATION COSTS DUE TO TECHNICAL AND TRANSPORTATION EQUIPMENT. EXCLUDING THE TRANSMISSION OF THE WORLD CUP, TELEVISION BROADCASTING OPERATING INCOME INCREASED 2.9%.

     PROGRAMMING FOR PAY TELEVISION

     THE INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES OF 11.9% TO PS.608,031 THOUSAND IN 2002 AS COMPARED TO PS.543,553 THOUSAND IN 2001 WAS DUE TO HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO, PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN LATIN AMERICA AND SPAIN, AS WELL AS LOWER ADVERTISING SALES.

     PROGRAMMING FOR PAY TELEVISION OPERATING INCOME INCREASED 33.0% (PS.60,260 THOUSAND IN 2002 AND PS.45,302 THOUSAND IN 2001), DUE TO HIGHER SALES, PARTIALLY OFFSET BY HIGHER SIGNAL COSTS AND OPERATING EXPENSES DUE TO AN INCREASE IN THE PROVISION FOR DOUBTFUL TRADE ACCOUNTS RELATED TO LATIN AMERICA.

     PROGRAMMING LICENSING

     THE DECREASE IN PROGRAMMING LICENSING SALES OF 5.4% TO PS.1,405,174 THOUSAND IN 2002 COMPARED TO PS.1,484,983 THOUSAND IN 2001 REFLECTS LOWER EXPORT SALES TO LATIN AMERICA DUE TO THE DIFFICULT ECONOMIC CONDITIONS IN THAT REGION AS WELL AS IN EUROPE. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER EXPORT SALES TO ASIA AND AFRICA. IN 2002, THE COMPANY RECEIVED U.S.$77.7 MILLION IN ROYALTIES FROM UNIVISION, RELATED TO THE UNIVISION AND GALAVISION NETWORKS. BEGINNING IN 2003, WE WILL RECEIVE FROM UNIVISION AN ADDITIONAL 12% IN ROYALTIES FROM THE NET TIME SALES OF THE TELEFUTURA NETWORK, SUBJECT TO CERTAIN ADJUSTMENTS.

     PROGRAMMING LICENSING OPERATING INCOME DECREASED 29.0% (PS.217,989 THOUSAND IN 2002 AND PS.307,153 THOUSAND IN 2001), REFLECTING LOWER SALES AND AN INCREASE IN SELLING EXPENSES DUE TO A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA, PARTIALLY OFFSET BY LOWER COST OF SALES AND ADMINISTRATIVE EXPENSES, ASSOCIATED WITH A COST REDUCTION OF PRODUCING, DISTRIBUTING AND DUBBING OUR PROGRAMS.

     PUBLISHING

     PUBLISHING SALES MARGINALLY DECREASED 0.3% TO PS.1,670,715 THOUSAND IN 2002 FROM PS.1,676,316 THOUSAND IN 2001 DUE TO A LOWER CIRCULATION OF MAGAZINES IN THE DOMESTIC MARKET AND ABROAD, AS WELL AS A REDUCTION IN THE NUMBER OF ADVERTISING PAGES SOLD IN THE INTERNATIONAL MARKET. THESE DECREASES WERE PARTIALLY OFFSET BY AN INCREASE IN THE NUMBER OF ADVERTISING PAGES SOLD IN THE DOMESTIC MARKET DUE TO THE LAUNCH OF NEW MAGAZINES, AND BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES WHICH AMOUNTED TO PS.46,394 THOUSAND.

     PUBLISHING OPERATING INCOME INCREASED MARGINALLY 0.5% (PS.252,320 THOUSAND IN 2002 AND PS.251,182 THOUSAND IN 2001).

     PUBLISHING DISTRIBUTION

     PUBLISHING DISTRIBUTION SALES INCREASED 41.7% TO PS.1,343,765 THOUSAND IN 2002 AS COMPARED WITH PS.948,231 THOUSAND IN 2001, DUE TO THE INTEGRATION OF REVENUE FROM THE ACQUISITION OF THE OPERATIONS IN CHILE IN THE SECOND QUARTER. EXCLUDING THIS ACQUISITION, PUBLISHING DISTRIBUTION SALES DECREASED 9.7%.

     PUBLISHING DISTRIBUTION OPERATING INCOME DECREASED BY PS.10,398 THOUSAND TO A LOSS OF PS.1,854 THOUSAND IN 2002 DUE TO HIGHER COST OF SALES AND OPERATING EXPENSES, PARTIALLY OFFSET BY HIGHER SALES REFLECTING THE ACQUISITION OF THE DISTRIBUTION PLATFORMS IN CHILE. WITHOUT THIS ACQUISITION, OPERATING INCOME DECREASED BY PS.20,039 THOUSAND TO A LOSS OF PS.11,495 THOUSAND AS COMPARED WITH 2001.

     CABLE TELEVISION

     CABLE TELEVISION SALES DECREASED 3.1% (PS.1,108,200 THOUSAND IN 2002 AND PS.1,143,932 THOUSAND IN 2001). THIS DECREASE IS ATTRIBUTABLE TO THREE FACTORS: THE NEGATIVE IMPACT OF THE NEW 10% TAX ON TELECOMMUNICATIONS SERVICES, EFFECTIVE SINCE JANUARY 1, 2002; THE LOSS OF SUBSCRIBERS DURING 2002 AS COMPARED TO LAST YEAR; AND A DECREASE IN ADVERTISING SALES. THIS DECREASE IN CABLE TELEVISION SALES WAS PARTIALLY OFFSET BY A 23.1% AND 10.3% INCREASE IN THE BASIC AND DIGITAL PACKAGES, RESPECTIVELY, AS WELL AS HIGHER REVENUES FROM OUR CABLE MODEM SERVICE. AT THE END OF THE FOURTH QUARTER OF 2002 BASIC SUBSCRIBERS TOTALED OVER 412,000, OF WHICH APPROXIMATELY 65,000 ARE DIGITAL SUBSCRIBERS.

     CABLE TELEVISION OPERATING INCOME DECREASED 19.6% (PS.201,464 THOUSAND IN 2002 AND PS.250,614 THOUSAND IN 2001), DUE TO LOWER SALES AND HIGHER SIGNAL AND DEPRECIATION COSTS, DUE TO THE UPGRADING PROCESS IN THE NETWORK, AND THE ACQUISITION OF DIGITAL BOXES. THIS DECREASE WAS PARTIALLY OFFSET BY LOWER SELLING EXPENSES RELATED TO LOWER MARKETING COSTS.

     RADIO

     RADIO SALES DECREASED 24.9% (PS.187,062 THOUSAND IN 2002 AND PS.249,151 THOUSAND IN 2001), DUE TO A DECLINE IN ADVERTISING TIME SOLD, REFLECTING THE DIFFICULT ECONOMIC ENVIRONMENT THAT IS ADVERSELY AFFECTING THE MEXICAN RADIO INDUSTRY.

     RADIO OPERATING LOSS INCREASED BY PS.29,809 THOUSAND (OPERATING LOSS OF PS.45,738 THOUSAND IN 2002 AND OPERATING LOSS OF PS.15,929 THOUSAND IN 2001), REFLECTING THE REDUCTION IN REVENUES. THIS DECREASE WAS PARTIALLY OFFSET BY A REDUCTION IN COST OF SALES AS WELL AS IN OPERATING EXPENSES, DUE TO PERSONNEL LAYOFFS AND LOWER SALES COMMISSIONS.

     OTHER BUSINESSES

     THE DECREASE IN OTHER BUSINESSES SALES OF 7.8% (PS.1,481,611 THOUSAND IN 2002 AND PS.1,607,436 THOUSAND IN 2001), WAS PRIMARILY DUE TO LOWER SALES IN THE NATIONWIDE PAGING BUSINESS AND IN OUR INTERNET PORTAL. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER SALES IN THE SPORTS EVENTS AND IN THE DISTRIBUTION OF FEATURE FILM PRODUCTIONS BUSINESSES.

     OTHER BUSINESSES OPERATING LOSS DECREASED BY PS.154,804 THOUSAND (OPERATING LOSS OF PS.447,324 THOUSAND IN 2002 AND OPERATING LOSS OF PS.602,128 THOUSAND IN 2001), DUE TO A REDUCTION IN COSTS OF SALES AND OPERATING EXPENSES PARTIALLY OFFSET BY LOWER REVENUES.

     INTERSEGMENT SALES

     INTERSEGMENT SALES FOR 2002 AND 2001, AMOUNTED TO PS.363,153 THOUSAND AND PS.549,671 THOUSAND, RESPECTIVELY.

     CORPORATE EXPENSES

     CORPORATE EXPENSES FOR 2002 AND 2001, AMOUNTED TO PS.143,515 THOUSAND AND PS.142,877 THOUSAND, RESPECTIVELY.

     DISPOSED OPERATIONS

     NET SALES OF DISPOSED OPERATIONS RELATED TO MERKATEL (A TELEPHONE SERVICE COMPANY) FOR 2002 AND 2001, AMOUNTED TO PS.79,592 THOUSAND AND PS.236,170 THOUSAND, RESPECTIVELY.

     THE OPERATING RESULT FROM DISPOSED OPERATIONS RELATED TO ECO AND MERKATEL FOR 2002 AND 2001, AMOUNTED TO AN OPERATING LOSS OF PS.7,640 THOUSAND AND AN OPERATING LOSS OF PS.14,254 THOUSAND, RESPECTIVELY.

     SKY

     INNOVA, S. DE R.L. DE C.V., THE PAY-TV MARKET LEADER IN MEXICO, PROVIDING DIRECT-TO-HOME (DTH) SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME, REPORTED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2002. FINANCIAL AND OPERATING HIGHLIGHTS ARE AS FOLLOWS:

     o GROSS ACTIVE SUBSCRIBERS INCREASED 2.0% TO 705,900 AS OF DECEMBER 31, 2002 FROM 692,000 AT THE END OF THE PREVIOUS YEAR.

     o EBITDA FOR THE FULL YEAR 2002 INCREASED 37.0% TO PS.934.1 MILLION FROM PS.681.8 MILLION FOR THE PRIOR YEAR. AS A RESULT, EBITDA MARGIN INCREASED 30.8% FROM 20.8% TO 27.2%.

     o EBIT FOR THE FULL YEAR 2002 IMPROVED PS.275.7 MILLION TO PS.9.0 MILLION FROM AND OPERATING LOSS OF PS.266.7 MILLION FOR THE PRIOR YEAR. AS A RESULT, EBIT MARGIN SUBSTANTIALLY INCREASED FROM A NEGATIVE 8.2% TO A POSITIVE 0.3%.

     o SKY DID NOT REQUIRE FUNDING FROM ITS SHAREHOLDERS DURING THE LAST THREE QUARTERS OF 2002.

     o SKY CONTINUES TO OFFER THE HIGHEST QUALITY CONTENT IN THE MEXICAN PAY TV INDUSTRY.

     FOR FURTHER REFERENCE, SEE THE INNOVA, S. DE R.L. DE C.V. FOURTH QUARTER AND FULL YEAR 2002 RESULTS PRESS RELEASE.

     CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

     DURING 2002, THE COMPANY INVESTED APPROXIMATELY U.S.$135.2 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES OF WHICH APPROXIMATELY U.S.$18.8 MILLION IS RELATED TO CABLEVISION.
     ADDITIONALLY, IN THE LAST YEAR THE COMPANY INVESTED APPROXIMATELY U.S.$32.5 IN OUR DTH VENTURES (U.S.$17.7 MILLION IN THE MEXICO DTH VENTURE, INNOVA, IN THE FORM OF LONG-TERM LOANS AND U.S.$14.8 MILLION IN THE MULTI-COUNTRY DTH VENTURE IN SOUTH AMERICA).

     IN OCTOBER 2002, THE COMPANY ACQUIRED 40% OF OCESA ENTRETENIMIENTO, S.A. DE C.V., A NEWLY FORMED SUBSIDIARY OF CORPORACION INTERAMERICANA DE ENTRETENIMIENTO, S.A. DE C.V. (CIE), THAT OWNS ALL OF THE ASSETS RELATED TO CIE'S LIVE ENTERTAINMENT BUSINESS UNIT IN MEXICO, FOR U.S.$107.2 MILLION. GRUPO TELEVISA MADE AN INITIAL PAYMENT OF APPROXIMATELY U.S.$67 MILLION AND IT IS EXPECTED THAT THE REMAINING BALANCE WILL BE PAID DURING THE FIRST QUARTER OF 2003.

     DEBT

     AS OF DECEMBER 31, 2002, THE COMPANY'S LONG-TERM DEBT AMOUNTED TO PS.13,345,215 THOUSAND, AND ITS CURRENT DEBT WAS PS.1,239,880 THOUSAND, AS COMPARED TO PS.13,550,537 THOUSAND AND PS.353,889 THOUSAND, RESPECTIVELY, AS OF DECEMBER 31, 2001.

     EFFECTIVE MARCH 1, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF BOTH ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND U.S.$ 300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 1, 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT WILL BE CREDITED OR CHARGED DIRECTLY TO OTHER COMPREHENSIVE INCOME OR LOSS IN STOCKHOLDERS' EQUITY, AS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION.

     SHARE BUYBACK PROGRAM

     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM. UNDER THE TERMS OF THE PROGRAM, THE COMPANY MAY, AT MANAGEMENT'S DISCRETION, ACQUIRE STOCK SUBJECT TO LEGAL, MARKET AND OTHER CONDITIONS AT THE TIME OF PURCHASE. THE COMPANY STARTED REPURCHASING SHARES IN 2003, AND AS OF FEBRUARY 26, 2003, 19,030,200 SHARES IN THE FORM OF 6,343,400 CPOS HAD BEEN REPURCHASED BY THE COMPANY UNDER THIS PROGRAM FOR AN AGGREGATE AMOUNT OF PS.84,631 THOUSAND.

     DIVIDEND PAYMENT

     THE BOARD OF DIRECTORS DECIDED TODAY TO PROPOSE AT OUR NEXT SHAREHOLDER MEETING AN ANNUAL DIVIDEND PAYMENT PLAN, STARTING IN 2003. THE AMOUNT OF THE DIVIDEND PAYMENTS WILL BE PROPOSED ON AN ANNUAL BASIS BY THE BOARD OF DIRECTORS BASED ON THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION, INVESTMENTS AND OTHER RELEVANT FACTORS. FOR 2003, THE BOARD DECIDED TO PROPOSE THE PAYMENT OF A DIVIDEND IN THE AMOUNT OF PS.550 MILLION.

     ADVERTISING SALES PLAN

     AS OF DECEMBER 31, 2002, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.11,305
     MILLION. THE DEPOSITS AS OF DECEMBER 31, 2002 REPRESENTED A 7.9% NOMINAL INCREASE, OR 2.4% IN REAL TERMS, AS COMPARED TO THE PRIOR YEAR.

     APPROXIMATELY 62.6% OF THE ADVANCED PAYMENT DEPOSITS AS OF DECEMBER 31, 2002 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2002 WAS 3.5 MONTHS. IN COMPARISON, APPROXIMATELY 60.6% OF THE DEPOSITS AS OF DECEMBER 31, 2001, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2001 WAS 4.0 MONTHS.

     TELEVISION RATINGS AND AUDIENCE SHARE

     NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2002, TELEVISA INCREASED ITS RATINGS AND AUDIENCE SHARE. DURING PRIME-TIME, AUDIENCE SHARE AMOUNTED TO 72.5%; FROM 16:00 TO 23:00 HOURS, AUDIENCE SHARE AMOUNTED TO 72.4%; AND IN SIGN-ON TO SIGN-OFF, AUDIENCE SHARE AMOUNTED TO 74.4%.

     IN 2002, TELEVISA AIRED 93 OF THE 100 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE FOLLOWING TELENOVELAS: "EL MANANTIAL," "SALOME," "ENTRE EL AMOR Y EL ODIO" AND "LAS VIAS DEL AMOR."

     OUTLOOK FOR 2003

     ASSUMING A CONTINUED GRADUAL IMPROVEMENT IN THE ECONOMIC CLIMATE, WE BELIEVE THAT TELEVISION BROADCASTING SALES WILL REFLECT A MARGINAL INCREASE IN THE FIRST QUARTER OF 2003, AS COMPARED TO THE FIRST QUARTER OF LAST YEAR. THIS TREND SHOULD GAIN MOMENTUM IN THE SECOND QUARTER OF 2003, DURING MEXICO'S MID-TERM ELECTION SEASON AND THE RESULTING POLITICAL ADVERTISING CAMPAIGNS. FOR THE FULL YEAR 2003, WE EXPECT TELEVISION BROADCASTING SALES TO INCREASE IN THE LOW SINGLE DIGIT RANGE, AND TELEVISION BROADCASTING AND CONSOLIDATED EBITDA MARGIN TO BE AT 40% AND 30%, RESPECTIVELY.

     GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

     THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER
     MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 1. DESCRIPTION OF BUSINESS - CAUTIONARY STATEMENT" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FOR THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 4  YEAR:  2002
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                  ANNEX 2

                                                               CONSOLIDATED
                                                             FINAL PRINTING
------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
     NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED DECEMBER 31, 2002 AND 2001
 (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002,
                      EXCEPT PER SHARE AND UDI VALUES)

1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEARS ENDED DECEMBER 31, 2002.

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

                                                 2002           2001
                                            -------------  --------------
    BUILDINGS                               PS. 6,519,940  PS.  6,500,145
    TECHNICAL EQUIPMENT                         9,737,672       9,155,196
    FURNITURE AND FIXTURES                        518,847         528,668
    TRANSPORTATION EQUIPMENT                      949,051         460,405
    COMPUTER EQUIPMENT                            709,181         675,679
    INSTALLATION COSTS                            742,253         701,160
                                            -------------  --------------
                                               19,176,944      18,021,253
    ACCUMULATED DEPRECIATION                   (8,981,658)     (7,770,072)
                                            -------------  --------------
                                               10,195,286      10,251,181
    LAND                                        3,457,256       3,471,500
    CONSTRUCTION IN PROGRESS                    1,035,620         450,959
                                            -------------  --------------
                                            PS.14,688,162  PS. 14,173,640
                                            =============  ==============

     PROPERTY, PLANT AND EQUIPMENT INCLUDES CAPITALIZED FINANCING COSTS OF PS.1,430,452 AND PS.1,430,452 AS OF DECEMBER 31, 2002 AND 2001,
     RESPECTIVELY.

     ACCUMULATED   DEPRECIATION   INCLUDES   DEPRECIATION   OF  CAPITALIZED
     FINANCING COSTS OF PS.530,712 AND PS.456,521 AS OF DECEMBER 31, 2002 AND 2001, RESPECTIVELY.

     DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WAS PS.953,671 AND PS.866,476, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

                                           2002                  2001
                                  --------------------- ----------------------
                                  U.S. DOLLAR           U.S. DOLLAR
                                   PRINCIPAL             PRINCIPAL
                                    AMOUNTS   MEXICAN     AMOUNTS    MEXICAN
       LONG-TERM SECURITIES       (THOUSANDS)  PESOS    (THOUSANDS)   PESOS
--------------------------------- ----------- --------- ----------- ----------
11.375% SERIES "A" SENIOR NOTES
        DUE 2003 (A)               $ 68,847 PS.  720,415 $ 68,847 PS.  667,900
11.875% SERIES "B" SENIOR NOTES
        DUE 2006 (A)                  5,343       55,909    5,343       51,834
 8.625% SENIOR NOTES DUE 2005 (B)   200,000    2,092,800  200,000    1,940,244
 8.000% SENIOR NOTES DUE 2011 (C)   300,000    3,139,200  300,000    2,910,366
 8.500% SENIOR NOTES DUE 2032 (D)   300,000    3,139,200     -            -
                                    ------- ------------ -------- ------------
                                   $874,190    9,147,524 $574,190    5,570,344
                                   ========              ========
UDI-DENOMINATED NOTES DUE 2007 (E)             3,503,220             3,507,205
                                           -------------          ------------
                                           PS.12,650,744          PS.9,077,549
                                           =============          ============


     (A) INTEREST ON THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 11.96% AND 12.49% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEME-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     (B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

     (C) IN THE THIRD QUARTER OF 2001, THE COMPANY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES WITH A COUPON RATE OF 8%. THE SENIOR NOTES WERE PRICED AT 98.793% FOR A YIELD TO MATURITY OF 8.179%. THE PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE REMAINING AMOUNTS THEN OUTSTANDING UNDER THE COMPANY'S U.S.$400 MILLION SYNDICATED LOAN WITH AN ORIGINAL MATURITY IN 2003. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

     (D) IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

     (E) IN THE SECOND QUARTER OF 2000, THE COMPANY ISSUED IN THE MEXICAN MARKET NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR AN AMOUNT OF PS.3,000,000 (NOMINAL), REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2002 AND 2001 INCLUDES RESTAMENT OF PS.503,220 AND PS.336,181, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2002, WAS OF PS. 3.225778 PER ONE UDI.

THE SENIOR NOTES DUE IN 2003, 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 1, 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS BEING CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS - FOREIGN CURRENCY TRANSLATION) (SEE NOTE 7).

4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF DECEMBER 31, IS ANALYZED AS
FOLLOWS:

                                 2002                         2001
                      --------------------------- ----------------------------
                         NOMINAL       RESTATED       NOMINAL     RESTATED
                          PESOS         PESOS          PESOS       PESOS
                      ------------  ------------- ------------- -------------
CAPITAL STOCK         PS.1,512,083  PS. 7,368,706 PS. 1,513,427 PS. 7,375,291
                      ------------                -------------
ADDITIONAL PAID-IN
  CAPITAL                  187,824        216,458       187,428       216,056
                      ------------                -------------
LEGAL RESERVE              585,029      1,184,044       517,746     1,112,925
                      ------------                -------------
RESERVE FOR REPUR-
  CHASE OF SHARES        2,695,761      5,516,855     2,695,761     5,516,855
                      ------------                -------------
UNAPPROPIATED EARNINGS   6,148,312     10,986,048     4,816,043     9,091,250
                      ------------                -------------
ACCUMULATED EFFECT OF
DEFERRED INCOME TAXES   (2,197,681)    (2,642,542)   (2,197,681)   (2,642,542)
                      ------------                -------------
NET INCOME  FOR THE
 NINE-MONTH PERIOD           -            807,541     1,345,662     1,422,375
                      ------------                -------------
DEFICIT FROM RESTATE-
  MENT                       -         (3,098,400)        -        (3,327,140)
                      ------------   -------------                ------------
TOTAL MAJORITY STOCK-
  HOLDERS' EQUITY                   PS.20,338,710               PS.18,765,070
                                    ==============              ==============

     IN SEPTEMBER 2002, IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS TO ISSUE ADDITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF UP TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES) ON APRIL 30, 2002, AND IN CONJUNCTION WITH PREEMPTIVE RIGHTS EXERCISED BY CERTAIN EXISTING HOLDERS OF SERIES "A" SHARES, THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS.410 BY ISSUING ADDITIONAL 43,117 SERIES "A" SHARES (NOT IN THE FORM OF CPOS), OF WHICH PS.403 WERE RECOGNIZED AS ADDITIONAL PAID-IN CAPITAL. FOLLOWING THIS CAPITAL STOCK INCREASE, A REMAINING OF 430,307,554 UNISSUED AUTHORIZED SERIES "A" MAY BE USED BY THE COMPANY FOR ONE OR TWO SPECIAL PURPOSE TRUSTS.

AS OF DECEMBER 31, 2002 AND 2001, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.496,922 (NOMINAL PS.72,047) AND PS.503,507 (NOMINAL PS.70,703), RESPECTIVELY.

AT DECEMBER 31, 2002, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED, ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:

  SHARES       AUTHORIZED         ISSUED      REPURCHASED (*)    OUSTANDING
----------    -------------   -------------   ---------------   -------------
SERIES "A"    5,021,050,671   4,590,743,117       110,943,593   4,479,799,524
SERIES "L"    2,271,150,000   2,271,150,000        86,852,575   2,184,297,425
SERIES "D"    2,271,150,000   2,271,150,000        86,852,575   2,184,297,425
              -------------   -------------   ---------------   -------------
              9,563,350,671   9,133,043,117       284,648,743   8,848,394,374
              =============   =============   ===============   =============

(*) SHARES REPURCHASED INCLUDE SHARES IN THE FORM OF 86,851,771 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFICIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.

6.   REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2002, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,363,359, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT AND IN ACCORDANCE WITH THE RULES PROVIDED BY THE MEXICAN BANKING AND SECURITIES COMMISSION ("COMISION NACIONAL BANCARIA Y DE VALORES"). THE RESERVE FOR
REPURCHASE OF SHARES WAS USED IN 1999 AND 2000 IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE YEARS.

AS A RESULT OF CERTAIN CHANGES TO THE MEXICAN SECURITIES LAW IN CONNECTION WITH REPURCHASES OF SHARES, WHICH IN TURN WERE ADOPTED BY THE COMPANY'S BY-LAWS ON APRIL 30, 2002, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED BY REDUCING THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

DURING 2001 AND 2002, A COMPANY'S SUBSIDIARY ACQUIRED SHARES OF THE COMPANY FOR THE AMOUNT OF PS.234,343 AND PS.37,095, RESPECTIVELY OF WHICH
PS.191,201   AND  PS.30,502   WERE  CHARGED  TO   UNAPPROPIATED   EARNINGS,
RESPECTIVELY.

THE 284,648,743 SHARES REPURCHASED AND HELD BY THE COMPANY AS OF DECEMBER 31, 2002, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS
FOLLOWS:

                                              SHARES
                             SHARES       REPURCHASED BY        SHARES
                         REPURCHASED BY    A COMPANY'S'      REPURCHASED BY
 STOCKHOLDERS' EQUITY      THE COMPANY      SUBSIDIARY         THE GROUP
----------------------   ---------------  ---------------   --------------
CAPITAL STOCK            PS.      81,575  PS.     163,546   PS.    245,121
RESERVE FOR REPURCHASE
  OF SHARES                           26           -                    26
UNAPPROPRIATED EARNINGS          -              1,891,176        1,891,176
                         ---------------  ---------------   --------------
TOTAL                    PS.      81,601  PS.   2,054,722   PS.  2,136,323
                         ===============  ===============   ==============


IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MIILION (PS.4,185,600) OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003, AND AS OF FEBRUARY 26, 2003, 19,030,200 SHARES IN THE FORM OF 6,343,400 CPOS HAD BEEN REPURCHASED BY THE COMPANY UNDER THIS PROGRAM FOR AN AGGREGATED AMOUNT OF PS.84,514.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31,  CONSISTED
OF:

                                              2002                2001
                                          -------------        -------------
    INTEREST EXPENSE (1)                 PS. 1,371,153         PS. 1,273,308
    INTEREST INCOME                           (589,627)             (978,417)
    FOREIGN EXCHANGE LOSS (GAIN), NET (2)      584,396               (37,340)
    (GAIN) FROM MONETARY POSITION (3)         (140,378)              (18,031)
                                          -------------        -------------
                                              1,225,544              239,520
    MONETARY RESULT CLASSIFIED AS PRO-
     VISION FOR DEFERRED INCOME TAX (3)        182,653               197,398
    FOREIGN EXCHANGE LOSS HEDGED (4)          (795,225)                 -
                                          -------------        -------------
                                          PS.  612,972         PS.   436,918
                                          =============        =============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.189,649 AND PS.171,040 IN 2002 AND 2001, RESPECTIVELY.

(2) INCLUDES A NET GAIN FROM FOREING CURRENCY OPTION CONTRACTS OF PS.2,898 IN 2002, AND A NET LOSS FROM FORWARD EXCHANGE CONTRACTS OF PS.106,268 IN 2001.

(3)  ARISING  FROM   TEMPORARY   DIFFERENCES  OF   NON-MONETARY   ITEMS  IN
     CALCULATING DEFERRED INCOME TAX UNDER MEXICAN GAAP CIRCULAR NO. 54.

(4) FOREIGN EXCHANGE NET LOSS ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION (SEE NOTE 3).

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

                                                     2002          2001
                                                ------------- --------------
ASSETS:
ACCRUED LIABILITIES                             PS.   592,960 PS.    535,895
TAX LOSS CARRYFORWARDS, NET OF
  VALUATION ALLOWANCES                                194,132        387,705
CUSTOMER ADVANCES                                   1,154,995        843,831
OTHER ITEMS                                           368,425        332,645
                                                 ------------  -------------
                                                    2,310,512      2,100,076
                                                 ------------  -------------
LIABILITIES:
INVENTORIES                                         1,604,267      2,004,062
PROPERTY, PLANT AND EQUIPMENT - NET                 1,022,068      1,034,562
OTHER ITEMS                                         1,710,624      1,438,443
                                                 ------------  -------------
                                                    4,336,959      4,477,067
                                                 ------------  -------------
                                                    2,026,447      2,376,991
LESS ASSETS TAX-NET                                   511,385        574,263
                                                 ------------  -------------
DEFERRED INCOME TAX LIABILITY                       1,515,062      1,802,728
DEFERRED INCOME TAX LIABILITY (ASSET) FROM
 DISCONTINUED OPERATIONS                              542,145        (28,086)
                                                 ------------ --------------
DEFERRED INCOME TAX LIABILITY FROM CONTINUING
 OPERATIONS                                      PS.2,057,207   PS.1,830,814
                                                 ============ ==============

9.   EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001.

10.  DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA TO UNIVISION IN EXCHANGE FOR CONSIDERATION OF 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 WARRANTS OF UNIVISION COMMON STOCK WHICH EXPIRE IN DECEMBER 2017 AT AN EXERCISE PRICE OF U.S.$38.261 PER SHARE. THIS SALE WAS SUBSTANTIALLY COMPLETED IN APRIL 2002. THE QUOTED MARKET PRICE OF THE SHARES OF UNIVISION COMMON STOCK USED TO VALUE THIS EXCHANGE TRANSACTION WAS U.S.$38.85 PER SHARE, WHICH WAS BASED ON THE AVERAGE OF THE CLOSING PRICES FOR EACH OF THE TRADING DAYS DURING THE WEEK OF DECEMBER 17, 2001 THROUGH DECEMBER 21, 2001. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THIS BUSINESS THROUGH THE CLOSING DATE OF THE TRANSACTION IN APRIL 2002, AS WELL AS THE GAIN ON DISPOSITION OF THIS BUSINESS SEGMENT, NET OF RELATED COSTS, EXPENSES AND TAXES ARE REPORTED AS INCOME FROM DISCONTINUED OPERATIONS IN THE GROUP'S CONSOLIDATED STATEMENTS OF INCOME. ALSO, IN CONNECTION WITH THIS EXCHANGE TRANSACTION, THE COMPANY MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS STILL IN THE PROCESS OF BEING RESOLVED BY THE PARTIES. WHILE THE COMPANY'S MANAGEMENT DOES NOT BELIEVE THAT ANY OF THESE ADJUSTMENTS WILL BE MATERIAL IN AMOUNT OR IMPACT, THE COMPANY CAN GIVE NO ASSURANCES IN THIS REGARD. DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT ARE PRESENTED AS FOLLOWS:

                                                       2002           2001
                                                  --------------  -------------
INCOME  FROM   MUSIC  RECORDING   OPERATIONS  FOR
 THE  PERIOD  FROM JANUARY 1, 2002  THROUGH   THE
 CLOSING   DATE  IN   MARCH  2002, AND THE  YEARS
 ENDED  DECEMBER 31, 2001, NET OF INCOME TAXES OF
 PS.10,151 AND PS.61,087, RESPECTIVELY            PS.     1,693   PS.    14,063

GAIN ON  DISPOSAL  OF MUSIC RECORDING OPERATIONS,
 NET OF INCOME TAXES OF PS.530,316.                   1,096,641               -
                                                  -------------   -------------
                                                  PS. 1,098,334   PS.    14,063
                                                  =============   =============

SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2002 THROUGH THE CLOSING DATE IN MARCH 2002, AND THE YEARS ENDED DECEMBER 31, 2001, IS AS FOLLOWS:

                                                       2002           2001
                                                  --------------  -------------

NET SALES                                         PS.   207,338   PS. 1,044,488
OPERATING INCOME BEFORE DEPRECIATION AND
 AMORTIZATION                                            19,894          93,484
DEPRECIATION AND AMORTIZATION                               769           4,226
OPERATING INCOME                                         19,125          89,258
INCOME FROM DISCONTINUED OPERATIONS                       1,693          14,063

THE NET ASSETS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS IN THE DECEMBER 31, 2001 CONSOLIDATED BALANCE SHEET AMOUNTED TO PS.590,663.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2002.

     IN THE FIRST QUARTER OF 2001, THE COMPANY ADOPTED THE PROVISIONS OF BULLETIN C-2, "FINANCIAL INSTRUMENTS", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THROUGH DECEMBER 31, 2000, THE GROUP RECOGNIZED GAINS OR LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS NOT DESIGNATED AS A HEDGE UPON SETTLEMENT OF THE RELATED CONTRACTS. AS A RESULT OF APPLYING THE PROVISIONS OF BULLETIN C-2, THE GROUP ACCOUNTED FOR ALL OF ITS DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE AS OF JANUARY 1, 2001, AND RECOGNIZED A CUMULATIVE EFFECT LOSS OF PS.73,402 (NET OF INCOME TAX BENEFIT OF PS. 39,525) IN THE CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001. THE IMPACT WAS PRIMARILY DUE TO THE RECOGNITION OF UNSETTLED FORWARD CONTRACTS NOT DESIGNATED AS A HEDGE.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2002, ARE AS FOLLOWS:

              HISTORICAL NET RESULT (1)               RESTATED NET RESULT
              -------------------------           ---------------------------

                                                  INDEX AT
                                                   END OF
QUARTER                ACCUMULATED     QUARTER    QUARTER    ACCUMULATED    QUARTER
-------               ------------   ----------- --------- -------------   -----------
 1(degree)/02     PS.    66,388    PS.   66,388    98.692  PS.    69,221  PS.   69,221
 2(degree)/02         1,253,533       1,186,321    99.917      1,291,006     1,221,785
 3(degree)/02         1,647,761         378,258   101.190      1,675,671       384,665
 4(degree)/02           807,541        (868,130)  102.904        807,541      (868,130)

(1)  AS REPORTED IN EACH QUARTER.

13.  ACQUISITION OF UNIVISION SHARES

     IN FEBRUARY 2002, THE 375,000 NON-VOTING PREFERRED SHARES OF UNIVISION STOCK ACQUIRED BY THE GROUP IN DECEMBER 2001 FOR CONSIDERATION OF U.S.$375 MILLION IN CASH, WERE CONVERTED UPON THE RECEIPT OF REQUIRED U.S. REGULATORY APPROVALS INTO 10,594,500 SHARES OF UNIVISION CLASS "A" COMMON STOCK. AS A RESULT OF THIS CONVERSION, THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE PAID BY THE GROUP OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$322 MILLION (PS.3,373,280), WHICH WILL BE AMORTIZED IN A 20-YEAR PERIOD BEGINNING APRIL 2002.

     IN APRIL, 2002, AS CONSIDERATION FOR THE SALE OF THE GROUP'S MUSIC RECORDING BUSINESS, THE GROUP ACQUIRED 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION COMMON STOCK (SEE NOTE 10). AS A RESULT, THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE ASSIGNED TO SUCH SECURITIES AT THE AGREEMENT DATE OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$201 MILLION (PS.2,100,439), WHICH WILL BE AMORTIZED IN A 20-YEAR PERIOD BEGINNING MAY 2002.

14.  DISPOSITION OF INVESTMENT IN CHILE

     IN THE THIRD QUARTER OF 2002, THE GROUP SOLD ITS 21.99% MINORITY INTEREST IN RED TELEVISIVA MEGAVISION, S. A. ("MEGAVISION"), A BROADCASTING TELEVISION COMPANY IN CHILE, FOR THE AMOUNT OF U.S.$4.2 MILLION, OF WHICH U.S.$2.1 MILLION WERE PAID IN CASH AND U.S.$2.1 MILLION IN THE FORM OF A NOTE RECEIVABLE DUE IN AUGUST 2003. THE GROUP RECOGNIZED A PRE-TAX GAIN ON THIS SALE OF APPROXIMATELY PS.4,996, WHICH REPRESENTED THE EXCESS OF THE CASH AND NON-CASH PROCEEDS OVER THE CARRYING VALUE OF THE NET INVESTMENT IN MEGAVISION AT THE TRANSACTION DATE.

15.  ACQUISITION OF MINORITY INTEREST IN OCESA

     ON OCTOBER 18, 2002, THE GROUP AND CORPORACION INTERAMERICANA DE ENTRETENIMIENTO, S.A. DE C.V. ("CIE"), THE LEADING LIVE ENTERTAINMENT COMPANY IN LATIN AMERICA, SPAIN AND THE LATIN U.S. MARKET, ANNOUNCED AN AGREEMENT TO FORM A STRATEGIC ALLIANCE UNDER WHICH THE GROUP ACQUIRED AN INTEREST OF 40% IN OCESA ENTRETENIMIENTO, S.A. DE C.V. ("OCESA"), A NEWLY FORMED SUBSIDIARY OF CIE, WHICH OWNS ALL THE ASSETS RELATED TO CIE'S LIVE ENTERTAINMENT BUSINESS UNIT IN MEXICO, FOR AN AGGREGATE AMOUNT OF
U.S.$107.2 MILLION, OF WHICH U.S.$68 MILLION WERE PAID IN CASH IN THE FOURTH QUARTER OF 2002 AND THE REMAINING BALANCE WILL BE PAID IN THE FIRST QUARTER OF 2003.

                                  - - - -


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                           RELATION OF SHARES INVESTMENTS

                                        ANNEX 3                                                      CONSOLIDATED
                                                                                                   FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------
                                                                                 %           TOTAL AMOUNT
                                                                 NUMBER      OWNERSHIP    (THOUSANDS OF PESOS)
                                                                                        -------------------------
            COMPANY NAME (1)           MAIN ACTIVITIES          OF SHARES       (2)     ACQUISITION    PRESENT
                                                                                            COST      VALUE (3)
-----------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES

1    CORPORATIVO VASCO DE QUIROGA,      PROMOTION AND              18,591,719   100.00    1,745,037    1,639,654
     S.A. DE C.V.                       DEVELOPMENT OF
                                        COMPANIES

2    CVQ ESPECTACULOS, S.A. DE C.V.     PROMOTION AND              10,175,900   100.00    1,319,247    1,122,721
                                        DEVELOPMENT OF
                                        COMPANIES

3    DTH EUROPA, S.A.                   PROMOTION AND                 465,711    79.95      264,460     (517,300)
                                        DEVELOPMENT OF
                                        COMPANIES

4    EDITORA FACTUM, S.A. DE C.V.       PROMOTION AND             386,947,323   100.00    1,574,046    4,872,068
                                        DEVELOPMENT OF
                                        COMPANIES

5    EDITORIAL TELEVISA, S.A. DE C.V.   PROMOTION AND               1,037,498   100.00      823,582    1,223,494
                                        DEVELOPMENT OF
                                        COMPANIES

6    FACTUM MAS, S.A. DE C.V.           PROMOTION AND           2,710,159,002   100.00    2,024,185   (1,527,740)
                                        DEVELOPMENT OF
                                        COMPANIES

7    GRUPO DISTRIBUIDORAS INTERMEX,     DISTRIBUTION OF BOOKS     349,470,905   100.00      822,778      722,212
     S.A. DE C.V.                       AND MAGAZINES

8    GRUPO RADIOPOLIS, S.A. DE C.V.     PROMOTION AND             418,881,301   100.00      342,274    1,651,786
                                        DEVELOPMENT OF
                                        COMPANIES

9    PROMO-INDUSTRIAS                   PROMOTION AND                 515,523   100.00          102       56,527
     METROPOLITANAS, S.A. DE C.V.       DEVELOPMENT OF
                                        COMPANIES

10   SISTEMA RADIOPOLIS, S.A. DE C.V.   COMMERCIALIZATION OF       76,070,313    50.00      764,739      158,705
                                        RADIO PROGRAMMING

11   TELEPARABOLAS, S.L.                MAINTENANCE OF                  1,500   100.00          750          766
                                        PARABOLIC DISHES

12   TELESISTEMA MEXICANO, S.A. DE C.V  COMMERCIALIZATION OF      132,009,215   100.00    9,029,929   18,878,387
                                        TELEVISION

13   TELEVISA ARGENTINA, S.A.           COMMERCIAL OPERATION        6,920,920   100.00      115,371       41,525
                                        OF TELEVISION

14   TELEVISA COMERCIAL, S.A. DE C.V.   PROMOTION AND               3,799,991   100.00    3,799,991    6,558,299
                                        DEVELOPMENT OF
                                        COMPANIES

15   TELEVISION INDEPENDIENTE DE        PROMOTION AND              16,997,306    99.96    1,265,724    4,693,707
     MEXICO, S.A. DE C.V.               DEVELOPMENT OF
                                        COMPANIES

16   CAPITALIZED INTEGRAL COST OF                                           1                            222,174
     FINANCING, 1994

17   CAPITALIZED INTEGRAL COST OF                                           1                            383,376
     FINANCING, 1995

18   CAPITALIZED INTEGRAL COST OF                                           1                             26,602
     FINANCING, 1996

19   CAPITALIZED INTEGRAL COST OF                                           1                             22,829
     FINANCING, 1998

-----------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                    23,892,215   40,229,792




-----------------------------------------------------------------------------------------------------------------
                                                                                 %           TOTAL AMOUNT
                                                                 NUMBER      OWNERSHIP    (THOUSANDS OF PESOS)
                                                                                        -------------------------
            COMPANY NAME (1)           MAIN ACTIVITIES          OF SHARES       (2)     ACQUISITION    PRESENT
                                                                                            COST      VALUE (3)
-----------------------------------------------------------------------------------------------------------------
     ASSOCIATEDS

1    ARGOS COMUNICACION, S.A. DE C.V.   OPERATION AND/OR           33,000,000    30.00      137,000       21,319
                                        BROADCASTING OF T.V.

2    BOUNCYNET, INC.                    INTERNET PORTAL                 4,700    44.76      158,265       24,240

3    CARDENAS FERNANDEZ Y ASOCIADOS     LIVE ENTERTAINMENT IN               1    50.00       36,688        2,606
                                        U.S.A.

4    DIBUJOS ANIMADOS MEXICANOS         PRODUCTION OF               1,730,660    49.00        4,384          828
     DIAMEX, S.A. DE C.V.               ANIMATED CARTOONS

5    DTH TECHCO PARTNERS                SERVICES FOR SATELLITE              1    30.00      117,900      175,412
                                        PAY TELEVISION

6    EDITORIAL CLIO, LIBROS Y VIDEOS,   PUBLISHING AND PRINTING     2,627,050    30.00       26,270       11,952
     S.A. DE C.V.                       OF BOOKS AND
                                        MAGAZINES.

7    ENDEMOL MEXICO, S.A. DE C.V.       COMMERCIALIZATION OF        1,635,000    50.00        1,635          (64)
                                        TELEVISION
                                        PROGRAMMING

8    EN VIVO ESPECTACULOS, S. DE R.L.   LIVE ENTERTAINMENT IN               2   100.00           25       (6,076)
     DE C.V.                            MEXICO

9    INNOVA, S. DE R.L. DE C.V.         PROMOTION AND                       1    60.00      773,585     (852,993)
                                        DEVELOPMENT OF
                                        COMPANIES

10   INTERCONTINENTAL MEDIA, S.A.       DISTRIBUTION OF BOOKS              42    35.00          361          278
                                        AND MAGAZINES

11   GRUPO EUROPRODUCCIONES, S.A.       PROMOTION AND                   7,275    30.00       93,407       95,965
                                        DEVELOPMENT OF
                                        COMPANIES

12   OCESA ENTRETENIMIENTO, S.A. DE     LIVE ENTERTAINMENT IN      10,100,000    40.00      403,810      401,161
     C.V.                               MEXICO

13   SKY LATIN AMERICA, PARTNERS        ADMINISTRATIVE SERV.                1    30.00        1,974        9,424
                                        FOR THE DTH VENTURES

14   SKY MULTI-COUNTRY, PARTNERS        ADMINISTRATIVE SERV.                1    30.00    1,211,305     (792,249)
                                        FOR THE DTH VENTURES

15   TELEVISORA DEL YAQUI, S.A. DE C.   OPERATION AND/OR            4,124,986    15.00          412        4,846
                                        BROADCASTING OF T.V.

16   UNIVISION COMMUNICATIONS, INC.     BROADCASTING OF T.V.       30,187,534    13.23    5,602,976    2,184,496
                                        SPANISH PROGRAMS

-----------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN ASSOCIATEDS                                                      8,569,997    1,281,145

-----------------------------------------------------------------------------------------------------------------

     OTHER PERMANENT INVESTMENTS                                                                         157,550

-----------------------------------------------------------------------------------------------------------------

     TOTAL                                                                                            41,668,487
-----------------------------------------------------------------------------------------------------------------



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                            PROPERTY, PLANT AND EQUIPMENT
                               (Thousands of Pesos)

                                        ANNEX 4                                              CONSOLIDATED
                                                                                           FINAL PRINTING
----------------------------------------------------------------------------------------------------------
       CONCEPT                                                REVALUATION  DEPRECIATION   CARRYING VALUE
                      ACQUISITION   ACCUMULATED    CARRYING                     ON       (+) REVALUATION
                          COST     DEPRECIATION     VALUE                   REVALUATION  (-) DEPRECIATION
----------------------------------------------------------------------------------------------------------

DEPRECIATION ASSETS

PROPERTY                 1,718,609       363,425    1,355,184    4,801,331     1,547,939        4,608,576

MACHINERY                4,189,445     1,978,537    2,210,908    5,548,227     3,757,714        4,001,421

TRANSPORT EQUIPMENT        696,366       158,360      538,006      252,685       194,557          596,134

OFFICE EQUIPMENT           233,877        93,365      140,512      284,970       171,355          254,127

COMPUTER EQUIPMENT         456,278       266,797      189,481      252,903       228,298          214,086

OTHER                      742,253       221,311      520,942                                     520,942

----------------------------------------------------------------------------------------------------------

DEPRECIABLES TOTAL       8,036,828     3,081,795    4,955,033   11,140,116     5,899,863       10,195,286

----------------------------------------------------------------------------------------------------------

NOT DEPRECIABLE
ASSETS

GROUNDS                    462,576                    462,576    2,994,680                      3,457,256

CONSTRUCTIONS IN
PROCESS                  1,035,620                  1,035,620                                   1,035,620

OTHER                                                       -                                           -

----------------------------------------------------------------------------------------------------------

NOT DEPRECIABLE          1,498,196             -    1,498,196    2,994,680             -        4,492,876
TOTAL

----------------------------------------------------------------------------------------------------------

TOTAL                    9,535,024     3,081,795    6,453,229   14,134,796     5,899,863       14,688,162

----------------------------------------------------------------------------------------------------------



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                CREDITS BREAK DOWN
                              (Thousands of Pesos)

                                                                                                                     CONSOLIDATED
                                                                                                                   FINAL PRINTING

---------------------------------------------------------------------------------------------------------------------------------
                                                           Denominated  Amortization of Credits in Foreign Currency With National
                                                                        Entities (Thousands of $) $)
                                                                        ---------------------------------------------------------
                                                            In Pesos    Time Interval
---------------------------------------------------------------------------------------------------------------------------------
                                                            More
    Credit Type /      Concertation  Rate of    Until       Than      Current    Until      Until   Until 3    Until 4     Until
    Institution            Date      Interest   1 Year      1 Year     Year      1 Year     2 Year  3 Year     4 Year      5 Year
                       ----------------------------------------------------------------------------------------------------------
BANKS


OTHER FINANCIAL
ENTITIES

SINDICADO                12/21/06         2.89

BANAMEX, S.A.             7/24/04         9.26     152,625   114,469

J.P. MORGAN BANK          6/30/03         4.25

BANCA SERFIN, S.A.        5/15/06         8.19      64,000   160,000

BANK OF AMERICA           3/31/10         4.62

SUNTRUST BANK
MIAMI, NATIONAL           4/1/08          1.58

INBURSA, S.A.             11/1/06         8.47       7,631    16,638

BNP PARIBAS              11/15/07         2.10

BANCO DE BILBAO
VIZCAYA, S.A.             1/30/06         5.86

ARRENDADORA
CITIBANK, S.A.            1/12/03         5.21                                       5,726

BANCO DE OCCIDENTE,
S.A.                      1/8/03          9.00

ARRENDADORA BANK OF
AMERICA, S.A.             1/2/03          5.11                                       2,013

GE CAPITAL LEASING,
S.A. DE C.V.              1/2/03          5.11                                       1,334

LEASING DE OCCIDENTE      3/19/05        13.46

LEASING DEL VALLE         2/8/04         13.19

BANCO NACIONAL DE
MEXICO, S.A.              2/21/03         9.80                                         271

TOTAL BANKS                                        224,256   291,107         -       9,344        -         -          -
---------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT

HOLDERS                   5/13/03       11.961

HOLDERS                   5/13/06       12.486

HOLDERS                    8/8/05        9.069

HOLDERS                   9/13/11         8.41

HOLDERS                   3/11/32         8.94

UDI DENOMINATED
-NOTES                    4/13/07         8.15             3,503,220

TOTAL STOCK
EXCHANGE                                                 - 3,503,220         -           -        -         -          -
---------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS

VARIOUS                                            522,498                       1,338,042

TOTAL SUPPLIERS                                    522,498         -         -   1,338,042        -         -          -

OTHER CURRENT
LIABILITIES
AND OTHER CREDITS

VARIOUS                                          1,005,298   137,894               391,697    511,386

TOTAL OTHER
CURRENT
LIABILITIES AND
OTHER
CREDITS                                          1,005,298   137,894         -     391,697    511,386         -          -
---------------------------------------------------------------------------------------------------------------------------------
                                                 1,752,052 3,932,221         -   1,739,083    511,386         -          -
---------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                   Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of $)
                                   ---------------------------------------------------------------------------------
                                   Time Interval
                                   ---------------------------------------------------------------------------------
    Credit Type / Institution        Current       Until 1      Until 2       Until 3      Until 4       Until 5
                                       Year         Year          Year         Year          Year         Year
--------------------------------------------------------------------------------------------------------------------
BANKS


OTHER FINANCIAL
ENTITIES

SINDICADO                                                                        418,560      627,840

BANAMEX, S.A.

J.P. MORGAN BANK                                      259,381

BANCA SERFIN, S.A.

BANK OF AMERICA                                           524          524           524          524        27,985

SUNTRUST BANK
MIAMI, NATIONAL                                         4,251        4,847         4,651        4,651         6,975

INBURSA, S.A.

BNP PARIBAS                                             4,713        4,713         4,713        4,713         3,997

BANCO DE BILBAO
VIZCAYA, S.A.                                           6,973        5,366         2,050          353

ARRENDADORA
CITIBANK, S.A.

BANCO DE OCCIDENTE,
S.A.                                                   2,363

ARRENDADORA BANK OF
AMERICA, S.A.

GE CAPITAL LEASING,
S.A. DE C.V.

LEASING DE OCCIDENTE                                      366          431           248

LEASING DEL VALLE                                         236          114

BANCO NACIONAL DE
MEXICO, S.A.

TOTAL BANKS                                   -       278,807       15,995       430,746      638,081        38,957

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT

HOLDERS                                               720,415

HOLDERS                                                                                        55,909

HOLDERS                                                                        2,092,800

HOLDERS                                                                                                   3,139,200

HOLDERS                                                                                                   3,139,200

UDI DENOMINATED
-NOTES

TOTAL STOCK
EXCHANGE                                      -       720,415            -     2,092,800       55,909     6,278,400

SUPPLIERS

VARIOUS                                               367,967

TOTAL SUPPLIERS                               -       367,967            -             -            -             -

OTHER CURRENT
LIABILITIES
AND OTHER CREDITS

VARIOUS                                                66,015      122,599

TOTAL OTHER
CURRENT
LIABILITIES AND
OTHER
CREDITS                                       -        66,015      122,599             -            -             -

---------------------------------------------------------------------------------------------------------------------------------
                                              -     1,433,204      138,594     2,523,546      693,990     6,317,357
---------------------------------------------------------------------------------------------------------------------------------


NOTES


     THE BANCO NACIONAL DE MEXICO LOAN WAS REFINACED IN JULY 2000, AND
     THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS RE-
     FLECTED IN THIS SHEDULES.

     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS :

               $           10.4640    PESOS PER U.S. DOLLAR
                           11.0050    PESOS PER  EURO
                            0.0036    PESOS PER COLOMBIAN PESO



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                               (Thousands of Pesos)

                                       ANNEX 6                                                             CONSOLIDATED
                                                                                                         FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------
                                           DOLLARS (1)                     OTHER CURRENCIES
                                ---------------------------------------------------------------------      TOTAL
             TRADE BALANCE         THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                   OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
---------------------------------------------------------------------------------------------------------------------
1. INCOME
--------------------------------

EXPORTS                                347,870      3,640,112            85,117          890,664         4,530,776

OTHER                                   31,175        326,215             1,546           16,177           342,392

TOTAL                                  379,045      3,966,327            86,663          906,841         4,873,168
-------------------------------------------------------------------------------------------------------------------

2. EXPENDITURE
--------------------------------

IMPORT (RAW MATERIALS)                 306,785      3,210,198            77,861          814,737         4,024,935

INVESTMENTS                            128,626      1,345,942            13,814          144,550         1,490,492

OTHER                                  213,975      2,239,094            17,174          179,708         2,418,802

TOTAL                                  649,386      6,795,234           108,849        1,138,995         7,934,229
-------------------------------------------------------------------------------------------------------------------

NET BALANCE                           (270,341)    (2,828,907)          (22,186)        (232,154)       (3,061,061)
-------------------------------------------------------------------------------------------------------------------

FOREIGN MONETARY POSITION
--------------------------------

TOTAL ASSETS                           571,685      5,982,112           187,863        1,965,798         7,947,910
LIABILITIES POSITION                 1,230,232     12,873,148            52,649          550,919        13,424,067
SHORT-TERM LIABILITIES POSITION        258,032      2,700,047            51,524          539,147         3,239,194

LONG-TERM LIABILITIES POSITION         972,200     10,173,101             1,125           11,772        10,184,873

-------------------------------------------------------------------------------------------------------------------
NET BALANCE                           (658,547)    (6,891,036)          135,214        1,414,879        (5,476,157)
-------------------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

     $   10.4640   PESOS PER U.S. DOLLAR
         11.0050   PESOS PER EURO
          3.1050   PESOS PER ARGENTINEAN PESO
         10.4640   PESOS PER PANAMANIAN BALBOA
          0.0145   PESOS PER CHILEAN PESO
          0.0036   PESOS PER COLOMBIAN PESO
          2.9769   PESOS PER PERUVIAN NUEVO SOL
          0.0276   PESOS PER COSTA RICAN COLON
          0.0899   PESOS PER JAPANESE YEN
          6.6900   PESOS PER CANADIAN DOLLAR
          1.4100   PESOS PER FRENCH FRANC
         17.0000   PESOS PER POUNDS STERLING
          1.2080   PESOS PER SWEDISH CROWN
         10.4640   PESOS PER ECUADORIAN SUCRE
          4.7700   PESOS PER GERMAN MARK
          7.6200   PESOS PER SWISS FRANC

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

INCLUDES IN OTHER INCOME DISCONTINUED OPERATIONS OF U.S. $ 15,310

INCLUDES IN OTHER EXPENSES DISCONTINUED OPERATIONS OF U.S. $ 17,864

THE ASSETS IN U.S. DOLLARS INCLUDES NON - CURRENT ASSETS OF U.S. $ 225,092



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                               INTEGRATION AND INCOME
                       CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)

                                     ANNEX 7                                              CONSOLIDATED
                                                                                        FINAL PRINTING
-------------------------------------------------------------------------------------------------------
                                                     (ASSET) LIABILITIES                  MONTHLY
        MONTH            MONETARY       MONETARY         MONETARY         MONTHLY         (PROFIT)
                          ASSETS       LIABILITIES       POSITION        INFLATION        AND LOSS
-------------------------------------------------------------------------------------------------------
JANUARY                   18,646,184      17,699,891          (946,293)       0.00           (8,738)

FEBRUARY                  18,706,721      17,837,857          (868,864)       0.00              557

MARCH                     18,682,322      18,370,860          (311,462)       0.00           (1,592)

APRIL                     17,195,964      17,853,523           657,559        0.00            3,591

MAY                       16,371,840      18,097,241         1,725,401        0.00            3,494

JUNE                      16,534,092      18,765,632         2,231,540        0.00           10,883

JULY                      14,371,054      19,023,272         4,652,218        0.00           13,361

AUGUST                    13,780,881      18,659,651         4,878,770        0.00           18,549

SEPTEMBER                 14,105,248      19,071,610         4,966,362        0.00           29,868

OCTOBER                   11,457,277      19,075,547         7,618,270        0.00           33,574

NOVEMBER                  16,412,294      19,337,396         2,925,102        0.00           23,655

DECEMBER                  19,535,365      19,953,929           418,564        0.00            1,822

ACTUALIZATION:                                                       -                        1,941

CAPITALIZATION:                                                      -

FOREIGN CORP.:                                                       -                       15,334

OTHER                                                                -                     (188,574)

----------------------------------------------------------------------------------------------------
TOTAL                                                                                       (42,275)
----------------------------------------------------------------------------------------------------

NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION
     DERIVED FROM DEFERRED  TAXES FOR PS.  182,653 WHICH WAS  CLASSIFIED IN
     THE DEFERRED  INCOME TAX  PROVISION IN ACORDANCE  WITH THE  GUIDELINES
     PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                  Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

          BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                ANNEX 8                         CONSOLIDATED
                                                              FINAL PRINTING
--------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

--------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

--------------------------------------------------------------------------------
                   ACTUAL SITUATION OF FINANCIAL LIMITED

--------------------------------------------------------------------------------

     AT DECEMBER 31, 2002, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

                    -----------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                       MEXICO, D.F. FEBRUARY 26, 2003




--------------------------------------------------------------------------------
                 BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

--------------------------------------------------------------------------------

     (1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL
          LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                    PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                       ANNEX 9                                              CONSOLIDATED
                                                                                          FINAL PRINTING
---------------------------------------------------------------------------------------------------------

         PLANT OR CENTER                 ECONOMIC ACTIVITY               PLANT           UTILIZATION
                                                                      CAPACITY (1)           (%)
---------------------------------------------------------------------------------------------------------
TELEVISION:                                                                         0                  0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                  0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                  0
                                  PARKING LOTS, ADMINISTRATIVE                      0                  0
                                  OFFICES, RADIO ANTENNAS,                          0                  0
                                  TELEVISION STATIONS FACILITIES.                   0                  0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                  0
PUBLISHING:                                                                         0                  0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                  0
                                  STORAGE AND DISTRIBUTION OF                       0                  0
                                  MAGAZINES AND NEWSPAPERS.                         0                  0
AUDIO:                                                                              0                  0
SISTEMA RADIOPOLIS, S.A. DE C     BROADCASTER STATIONS.                             0                  0
CABLE TELEVISION:                                                                   0                  0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                  0
                                  AND TRANSMISSION EQUIPMENT.                       0                  0
OTHER BUSINESSES:                                                                   0                  0
IMPULSORA DEL DEPORTIVO           SOCCER, SOCCER TEAMS, TRAINING                    0                  0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                  0
DE FUTBOL AMERICA, S.A. DE C.     THE AZTECA STADIUM.                               0                  0
COMUNICACIONES MTEL, S.A. DE      NATIONWIDE PAGING.                                0                  0
AUDIOMASTER 3000, S.A. DE C.V     DUBBING, DUBBING EQUIPMENT AND                    0                  0
                                  STUDIOS, AND ADMINISTRATIVE                       0                  0
                                  OFFICES.                                          0                  0





---------------------------------------------------------------------------------------------------------

NOTES



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                                MAIN RAW MATERIALS

                                     ANNEX 10                                                  CONSOLIDATED
                                                                                             FINAL PRINTING
------------------------------------------------------------------------------------------------------------
                                MAIN                                    MAIN         DOM.        COST
       DOMESTIC               SUPPLIERS            FOREIGN           SUPPLIERS      SUBST.    PRODUCTION
                                                                                                  (%)
------------------------------------------------------------------------------------------------------------
TAPES  AND VIDEOCASSETTE FUJI FILM, S.A.
FOR RECORDING            DE C.V.                                                                   0.14

                                               VIDEOCASSETTE      NETWORK MUSIC      YES           0.22

                                               FOR RECORDING      COLOR CASSETTES    YES           0.56
PROGRAMS AND FILMS       ALAMEDA FILMS,
                         S.A.                                                                      0.16

                         ANTONIO AGUIRRE
                         ESPINOZA                                                                  0.18

                         CIMA FILMS, S.A.
                         DE C.V.                                                                   0.32

                         CINEMATOGRAFICA

                         CALDERON, S.A.                                                            0.52

                         CINEMATOGRAFICA
                         FILMEX, S.A. DE C.V.                                                      0.11

                         CINEMATOGRAFICA
                         RODRIGUEZ, S.A.                                                           0.38

                         CUMBRE FILMS, S.A.                                                        0.10

                         CHURUBUSCO, S.A.                                                          1.58

                         DIANA INTERNACIO
                         NAL  FILMS, S.A.                                                          0.26

                         DISTRIBUIDORA RO
                         MARI, S.A. DE C.V.                                                        1.25

                         FILMADORA MEXICANA
                         S.A.                                                                      0.27

                         GREGORIO WALER
                         STEIN WEINSTOCK                                                           0.19

                         GRUPO GALINDO,
                         S.A. DE C.V.                                                              0.26

                         GUSSI, S.A. DE C.V.                                                       2.93

                         HERMINE KINDLE
                         FUTCHER                                                                   0.13

                         NUVISION, S.A.                                                            0.21

                         ORO FILMS,
                         S.A. DE C.V.                                                              0.37

                         PELICULAS  RODRI
                         GUEZ, S.A.                                                                0.43

                         PELICULAS Y VI
                         DEOS INTERNACIO
                         NALES, S.A.                                                               0.78

                         PRODUCCIONES
                         AGUILA, S.A. DE C.V.                                                      0.09

                         PRODUCCIONES
                         ALFA AUDIOVISUAL
                         S.A. DE C.V.                                                              0.14

                         PRODUCCIONES
                         CARLOS AMADOR,
                         S.A. DE C.V.                                                              0.12

                         PRODUCCIONES
                         GALUBI, S.A.                                                              0.18

                         PRODUCCIONES
                         GONZALO ELVIRA,
                         S.A. DE C.V.                                                              0.14

                         PRODUCCIONES
                         TOBARI, SA DE CV                                                          0.19

                         QUALITY FILMS, S.A.                                                       0.18

                         SECINE, S.A. DE C.V.                                                      1.02

                         TEATRO CINE
                         ARCADIA, S.A.                                                             0.16

                         UNION INTERNACIONAL
                         S.A. DE C.V.                                                              0.09

                         OTHERS                                                                    2.03

                                               PROGRAMS AND FILMS ABC DISTRIBUTION
                                                                  COMPANY            NO            1.87

                                                                  ALFRED HABER
                                                                  DISTRIBUTION, INC. NO            0.32

                                                                  ALLIANCE
                                                                  INTERNATIONAL      NO            2.43

                                                                  AMERICA PRODUC
                                                                  CIONES, S.A.       NO            0.88

                                                                  AMERICAN INTER
                                                                  NATIONAL T.V.
                                                                  PRODUCTS, INC.     NO            1.15

                                                                  B.R.B. INTERNA
                                                                  CIONAL, S.A.       NO            0.55

                                                                  BBC WORLWIDE
                                                                  AMERICAS, INC.     NO            0.27

                                                                  BUENAVISTA INT. INCNO            2.05

                                                                  CANAL + DISTRI
                                                                  BUTION             NO            1.13

                                                                  CBS BROADCAST
                                                                  INTERNATIONAL      NO            1.98

                                                                  CINAR FILMS, INC.  NO            0.42

                                                                  CLOVERWAY, INC.    NO            1.12

                                                                  CONSTELLATION
                                                                  PICTURES, INC.     NO            2.89

                                                                  CORAL INTERNATIO
                                                                  NAL TELEVISION
                                                                  CORPORATION        NO            0.18

                                                                  DREAMWORKS         NO            1.26

                                                                  EVERGREEN ENTER
                                                                  TAINMENT CORP.     NO            0.17

                                                                  FIREWORKS INTER
                                                                  NATIONAL           NO            0.83

                                                                  FREMANTLE INTER
                                                                  NATIONAL DISTRI
                                                                  BUTION, LTD.       NO            0.72

                                                                  GAUMONT            NO            0.45

                                                                  GLOBAL ENTERTAIN
                                                                  MENT MEDIA         NO            0.19

                                                                  HALLMARK ENTER
                                                                  TAINMENT DISTRI
                                                                  BUTION, CO.        NO            0.32

                                                                  HEARTS ENTER
                                                                  TAINMENT INC.      NO            0.39

                                                                  HIGHPOINT
                                                                  PRODUCTIONS INC.   NO            0.23

                                                                  HIT ENTERTAIN
                                                                  MENT, PLC.         NO            0.74

                                                                  INDEPENDENT
                                                                  INTERNATIONAL
                                                                  T.V. INC.          NO            2.18

                                                                  INTERNATIONAL
                                                                  MERCHANDISING
                                                                  PROMOTIONS         NO            0.38

                                                                  ITSY BITSY ENTER
                                                                  TAINMENT COMPANY   NO            0.45

                                                                  KING WORLD FSC
                                                                  CORPORATION        NO            0.26

                                                                  KUSHNER LOCKE
                                                                  INTERNATIONAL      NO            0.26

                                                                  LUCASFILM, LTD.    NO            0.72

                                                                  MGM/UA TELECOM
                                                                  MUNICATIONS, INC.  NO            1.33

                                                                  MOVIEMEX INTER
                                                                  NATIONAL, INC.     NO            0.22

                                                                  MTM INTERNATIONAL  NO            0.24

                                                                  MTV NETWORKS A
                                                                  DIVISION OF VIACOM
                                                                  INT.               NO            0.87

                                                                  MULTIMEDIA GROUP
                                                                  OF CANADA          NO            0.21

                                                                  NBC INTERNATIONAL  NO            0.49

                                                                  NELVANA DKC INC    NO            0.50

                                                                  NEW LATIN IMAGE
                                                                  CORPORATION        NO            0.44

                                                                  NGTV INTERNATIO
                                                                  NAL, LTD.          NO            0.45

                                                                  NU IMAGE INCORPO
                                                                  RATED              NO            0.36

                                                                  PARAMOUNT
                                                                  PICTURES , CORP.   NO            4.44

                                                                  POLYGRAM  TELEVI
                                                                  SION INTERNATIONAL NO            0.55

                                                                  RCN TELEVISION,
                                                                  S.A.               NO            0.22

                                                                  REPRESENTACIONES
                                                                  DE TELEVISION, S.A.NO            0.28

                                                                  RYSHER ENTER
                                                                  TAINMENT, INC.     NO            0.84

                                                                  SABAN INTERNA
                                                                  TIONAL, N.V.       NO            0.59

                                                                  SABAN INTERNATIO
                                                                  NAL SERVICES INC   NO            0.20

                                                                  SALSA
                                                                  ENTERTAINMENT      NO            0.25

                                                                  SESAME WORKSHOP    NO            0.23

                                                                  SONY CORPORA
                                                                  TION OF AMERICA    NO            9.03

                                                                  SPI INTERNATIO
                                                                  NAL, INC.          NO            0.29

                                                                  STUDIOCANAL IMAGE  NO            0.20

                                                                  TELEVISION FILM
                                                                  DISTRIBUTION       NO            0.19

                                                                  TELEVIX ENTERTAIN
                                                                  MENT               NO            0.29

                                                                  THE FREMANTLE
                                                                  CORPORATION        NO            0.24

                                                                  TOEI ANIMATION
                                                                  CO., LTD           NO            0.47

                                                                  TOP ENTERTAINMENT
                                                                  PRODUCTS, INC.     NO            0.69

                                                                  TURNER INTER
                                                                  NATIONAL,INC.      NO            0.39

                                                                  TWENTIETH CEN
                                                                  TURY FOX, INC.     NO            6.89

                                                                  UNIVERSAL STUDIOS
                                                                  INTERNATIONAL, B.V.NO            6.70

                                                                  VENEVISION INTER
                                                                  NATIONAL, LTD.     NO            0.55

                                                                  VENTURA FILM
                                                                  DISTRIBUTORS BV    NO            2.20

                                                                  WARNER BROS.
                                                                  INTERNATIONAL
                                                                  TELEVISION         NO           10.58

                                                                  WHILAND COMPANY    NO            1.83

                                                                  WORDLDIVISION
                                                                  ENTERPRISES, INC.  NO            0.95

                                                                  ZACH MOTION
                                                                  PICTURES INC.      NO            0.73

                                                                  OTHERS                           3.51

COAXIAL CABLE RG         NACIONAL DE
                         CONDUCTORES,
                         S.A. DE C.V.                                                             13.34

PLASTIC STAPLE           TV CABLE DE
                         COLOTLAN, S.A. C.V.                                                       0.09

SINGLE  TELEGRIP         CORPODISENO DE
                         HERRAJES, S.A.                                                            0.34

IDENTIFICATION PLAQUE    RIBANDI, S.A. DE C.V.                                                     0.18

                                               HILTI  BOLT        HILTI  MEXICANA,
                                                                  S.A. DE C.V.       NO            0.13

                                               SWITCH             CABLENETWORK
                                                                  MEXICO             NO            0.05

                                               SWITCH             DISTRIBUIDORA Y
                                                                  COMERCIALIZADORA   YES           1.89

                                               TWO OUTLET DEVICE ATVC0CORPORATION    YES           0.23

SINGLE  RECORD           DISCOS GAS,S.A.                                                           0.67

CASSETTE                 CIN-RAM DE ME
                         XICO, S.A. DE C.V.                                                       11.25

                         SONY MUSIC,
                         S.A. DE C.V.                                                              0.24

                         LASERDISK,S.A.                                                           13.89

COMPACT  DISC            LASERDISK,S.A.                                                           11.47

                         SONOPRESS,S.A.                                                            0.02

                         CIN-RAM DE ME
                         XICO, S.A. DE C.V.                                                        5.90

                         SONY MUSIC,
                         S.A. DE C.V.                                                              0.04

                         CIA. ICED, S.A. DE
                         C.V.                                                                      0.69

                         MASS CASSETTE,
                         S.A. DE C.V.                                                              0.09

                                               COMPACT DISC       AMERIC DISC        NO           86.00

                                                                  DIGITAL INTERNA
                                                                  CIONAL CO.         NO            1.00

                                               MUSICAL VIDEO      CENTRAL DE
                                                                  VIDEOS             NO            1.00

COUCHE PAPER             EDITORIAL ANTAR
                         TICA QUEBEC, S.A.                                                         1.47

                         MYLLYKOSKI                                                                4.30

                         GRUPO PIPSAMEX, S.A.                                                      0.74

                         FOREST ALLIANCE                                                           0.03

                         PAPEL, S.A.                                                               0.03

                         DISTRIBUIDORA DE
                         PAPEL                                                                     0.38

                         PRODUCTORA NAL.
                         DE PAPEL                                                                  0.10

                         INTRANET                                                                  0.04

                                               COUCHE PAPER       BOWATER INCOR
                                                                  PORATED            YES           1.65

                                                                  WEB SOURCE         YES           2.75

                                                                  FINNIPAP           YES           8.18

                                                                  TEMBEC, INC.       YES           5.63

                                                                  BULKLEY DUNTON     YES          15.92

                                                                  INPACEL            YES           0.02

                                                                  FOREST QUEST INC   YES           1.71

                                                                  GRAPHIC COM
                                                                  MUNICATION         YES           0.02

                                                                  GREAT NORTHEM      YES           0.21

                                                                  NORKE CANADA       YES           0.21

                                                                  CELLMARK           YES           0.02

                                                                  PAPELES Y EQUIPO
                                                                  AD                 YES           0.01

                                                                  M-REAL             YES           0.11

                                                                  UPM KYMMENE SEAS   YES           0.04

                                                                  STORAENSO INTE     YES          10.12

PAPER AND IMPRESSION     PRODUCTORA CO
                         MERCIALIZADORA Y
                         EDITORES DE LI
                         BROS , S.A. DE C.V.                                                       8.06

                         OFFSET
                         MULTICOLOR                                                               17.44

                         GRAFICAS LA
                         PRENSA, SA DE CV                                                          0.23

                         LABORATORIOS LITO
                         COLOR, S.A. DE C.V.                                                       2.59

                         MOINO, S.A.                                                               0.32

                         SERVICIOS PROFE
                         SIONALES                                                                  0.12

                                               PAPER AND          EDITORIAL ANTAR
                                               IMPRESSION         TICA QUEBEC, S.A.  YES           2.07

                                                                  GRUPO OP GRAFICAS
                                                                  S.A.               YES           0.50

                                                                  PRINTER COLOMBIA
                                                                  NA, S.A.           YES           0.45

                                                                  TECIMPRE, S.A.     YES           0.24

                                                                  ST. IVES, INC.     YES          11.10

                                                                  MELCAST LITHO      YES           0.25

                                                                  GEM GRUPO
                                                                  EDITORAS           YES           0.19

                                                                  WORLD COLOR        YES           2.09

                                                                  BEST LITHO         YES           0.33


------------------------------------------------------------------------------------------------------------

NOTES



                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                            SALES DISTRIBUTION BY PRODUCT

                                     ANNEX 11
                                  DOMESTIC SALES                                                               CONSOLIDATED
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------
                                 TOTAL PRODUCTION    NET SALES             MARKET                MAIN
                           -----------------------------------------------         ----------------------------------------
    MAIN PRODUCTS             VOLUME          AMOUNT   VOLUME       AMOUNT  SHARE    TRADEMARKS           COSTUMERS
                                                                             (%)
---------------------------------------------------------------------------------------------------------------------------
TELEVISION:

PROGRAMMING HALF
HOURS PRODUCED
(DOMESTIC)                   104

ADVERTISED TIME
SOLD (HALF HOURS)                                       6   12,881,036                                   PROCTER & GAMBLE DE MEXICO,
                                                                                                           S.A. DE C.V.
                                                                                                         THE COCA-COLA EXPORT
                                                                                                           COMPANY.
                                                                                                         UNILEVER DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         SABRITAS, S. DE R.L.
                                                                                                           DE C.V.
                                                                                                         GRUPO BIMBO, S.A. DE C.V.
                                                                                                         PEPSI COLA MEXICANA, S.A
                                                                                                           DE C.V.
                                                                                                         CERVECERIA MODELO, S.A.
                                                                                                           DE C.V.
                                                                                                         TELEFONOS DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         DANONE DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         NESTLE MEXICO, S.A. DE C.V.
                                                                                                         KIMBERLY CLARK DE MEXICO,
                                                                                                           S.A. DE C.V.
                                                                                                         CENTRAL IMPULSORA , S.A.
                                                                                                           DE C.V.
                                                                                                         COSBEL, S.A. DE C.V.
                                                                                                         FRUGOSA, S.A. DE C.V.
OTHER INCOME                                                   675,663
PROGRAMMING FOR
PAY TELEVISION:
SALE OF SIGNALS                                                374,199
ADVERTISED TIME SOLD                                            67,858
PUBLISHING:

MAGAZINE CIRCULATION     135,449         982,061   57,094      591,909        ERES MAGAZINE              GENERAL PUBLIC (AUDIENCE)
                                                                              SOMOS MAGAZINE             DEALERS
                                                                              BIOGRAPHICAL BOOKS         COMMERCIAL CENTERS (MALLS)
                                                                              QUO MAGAZINE
                                                                              SOCCERMANIA MAGAZINE
                                                                              TV Y NOVELAS MAGAZINE,
                                                                              TELEGUIA MAGAZINE,
                                                                              VANIDADES MAGAZINE AND
                                                                              COSMOPOLITAN MAGAZINE
PUBLISHING                                                     482,338                                   VARIOUS
PUBLISHING
DISTRIBUTION:                                      21,127      522,363         MAGAZINE:
                                                                              "SELECCIONES"  "ULTIMOS EXITOS
                                                                              DE LA NOVELA HISTORICA"
                                                                              "REVISTA DEL CONSUMIDOR"
                                                                              "FIGURAS DE CRISTAL"
                                                                              "CLASICOS DE GRECIA Y ROMA"
CABLE TELEVISION:
ANALOGIC AND
DIGITAL SERVICE                                              1,040,404                                   GENERAL PUBLIC
SERVICE INSTALLATION                                             9,304                                   OPERADORA MEGACABLE, S.A.
                                                                                                           DE C.V.
INSTALLATION OF
PREMIUM CHANNELS                                                 1,206                                   SCOTIABANK INVERLAT, S.A.
PAY PER VIEW                                                     1,358                                   CERVECERIA CUAUHTEMOC
                                                                                                           MOCTEZUMA, S.A. DE C.V.
CHANNEL
COMMERCIALIZATION                                               28,163                                   GRUPO WARNER LAMBERT
                                                                                                           MEXICO, S. DE R.L DE C.V.
OTHER                                                           27,285                                   NISSAN MEXICANA, S.A.
                                                                                                           DE C.V.
                                                                                                         TELECOMUNICACIONES Y
                                                                                                           ENTRETENIMIENTO, S.A.
                                                                                                           DE C.V.
                                                                                                         VISTAR, S.A. DE C.V.
                                                                                                         KIMBERLY CLARK DE MEXICO,
                                                                                                           S.A. DE C.V.
                                                                                                         BANCO MERCANTIL DEL
                                                                                                           NORTE, S.A.
                                                                                                         ARENA COMMUNICATIONS, S.A.
                                                                                                           DE C.V.
                                                                                                         PHARMACIA & UPJOHN, S.A.
                                                                                                           DE C.V.
                                                                                                         SEGUROS MONTERREY NEW YORK
                                                                                                           LIFE, S.A. DE C.V.
RADIO:

ADVERTISED
TIME SOLD                                                      145,084                                   INDUSTRIAS VINICOLAS PEDRO
                                                                                                           DOMEQ, S.A.
                                                                                                         PROPIMEX, S.A. DE C.V.
                                                                                                         TELEFONOS DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         CEMENTOS APASCO, S.A.
                                                                                                           DE C.V.
                                                                                                         GIGANTE, S.A. DE C.V.
                                                                                                         VENTAS Y SERVICIOS AL
                                                                                                           CONSUMIDOR, S.A. DE C.V.
                                                                                                         CERVECERIA CUAUHTEMOC
                                                                                                           MOCTEZUMA,S.A. DE C.V.
                                                                                                         CERVECERIA MODELO, S.A.
                                                                                                           DE C.V.
                                                                                                         LA MADRILENA , S.A.
                                                                                                           DE C.V.
                                                                                                         BURGER KING MEXICANA, S.A.
                                                                                                           DE C.V.
OTHER BUSINESSES:
DISTRIBUTION,
RENTALS, AND SALE
OF MOVIE RIGHTS                                                486,394                                   VIDEOVISA, S.A. DE C.V.
                                                                                                         CINEMEX, S.A. DE C.V.
                                                                                                         CINEMARK DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         ORGANIZACION RAMIREZ, S.A.
                                                                                                           DE C.V.
                                                                                                         COMPANIA OPERADORA DE
                                                                                                           TEATROS, S.A. DE C.V.
                                                                                                         GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS
AND SHOW PROMOTION                                             485,382        AMERICA                    GENERAL PUBLIC (AUDIENCE)
                                                                              NECAXA                     FEDERACION MEXICANA DE
                                                                              REAL SAN LUIS                FUTBOL, A.C.
                                                                              TICKET ACCES
NATIONWIDE PAGING
SERVICE                                                        327,448        SKYTEL                     FERROCARRILES NACIONALES
                                                                                                           DE MEXICO, S.A.
                                                                                                         BANCO NACIONAL DE
                                                                                                           MEXICO, S.A.
                                                                                                         HEWLETT PACKARD DE MEXICO,
                                                                                                           S.A. DE C.V.
                                                                                                         COMISION FEDERAL DE
                                                                                                           ELECTRICIDAD
                                                                                                         EDS DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         CEMEX DE MEXICO, S.A.
                                                                                                         PROCTER AND GAMBLE DE
                                                                                                           MEXICO, S.A. DE C.V.
                                                                                                         SECRETARIA DE GOBERNACION
                                                                                                         SCHERING PLOUGH, S.A.
                                                                                                           DE C.V.
                                                                                                         BBVA BANCOMER, S.A.
                                                                                                         AVANTEL, S.A. DE C.V.
                                                                                                         I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                                               69,916        ESMAS.COM                  MEDIA CONTACTS, S.A.
                                                                                                           DE C.V.
                                                                                                         I.B.M. DE MEXICO
                                                                                                           COMERCIALIZACION Y
                                                                                                           SERVICIOS, S.A. DE C.V.
                                                                                                         DANONE DE MEXICO, S.A.
                                                                                                           DE C.V.
                                                                                                         INTEL TECNOLOGIA DE
                                                                                                           MEXICO, S.A. DE C.V.

DUBBING SERVICES                                                 6,926                                   DISTRIBUIDORA ROMARI,
                                                                                                           S.A. DE C.V.
                                                                                                         UNITED INTERNATIONAL
                                                                                                           PICTURES, S, DE R.L.

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    982,061            18,224,236
-----------------------------------------------------------------------------------------------------------------------------------


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:   4         Year:   2002
GRUPO TELEVISA, S.A.

                            SALES DISTRIBUTION BY PRODUCT

                                     ANNEX 11
                                   FOREIGN SALES                                                               CONSOLIDATED
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                TOTAL PRODUCTION          NET SALES                                MAIN
                           -----------------------------------------------               ----------------------------------------
    MAIN PRODUCTS              VOLUME      AMOUNT      VOLUME    AMOUNT    DESTINATION    TRADEMARKS     COSTUMERS
---------------------------------------------------------------------------------------------------------------------------------

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                           380,915     UNITED STATES              CPIF VENTURE, INC.
                                                                            OF AMERICA                 VISA INTERNATIONAL SERVICE
                                                                                                         ASSOCIATION
                                                                                                       NISSIN FOOD PRODUCTS, CO
                                                                                                         LTD.
                                                                                                       MASTER CARD INTERNATIONAL
                                                                                                         GLOBAL MARKETING
                                                                                                       CHEIL COMMUNICATIONS,INC.
                                                                                                       REYNOLDS CONSUMER PRODUCTS


PROGRAMMING FOR PAY TELEVISION:


SALES OF SIGNALS                                                108,963    SPAIN
                                                                           ARGENTINA
                                                                           PERU
                                                                           GUATEMALA
PROGRAM LICENSING:                                                         VENEZUELA


PROGRAMMING AND ROYALTIES                                     1,405,174    UNITED STATES
                                                                             OF AMERICA    TELEVISA      MCCANN ERICKSON
                                                                           CENTRAL AMERICA TELEVISA      MINDSHARE
                                                                           CARIBBEAN       TELEVISA      BBDO WORLDWIDE
                                                                           EUROPE          TELEVISA      SPOTPLUS
                                                                           SOUTH AMERICA   TELEVISA      CARAT, INC.

                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:       4     Year:   2002
GRUPO TELEVISA, S.A.

                            SALES DISTRIBUTION BY PRODUCT

                                     ANNEX 11
                                  FOREIGN SALES                                                                CONSOLIDATED
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                TOTAL PRODUCTION          NET SALES                                MAIN
                           -----------------------------------------------               ----------------------------------------
    MAIN PRODUCTS              VOLUME     AMOUNT     VOLUME     AMOUNT     DESTINATION    TRADEMARKS     COSTUMERS
---------------------------------------------------------------------------------------------------------------------------------
                                                                           AFRICA          TELEVISA      OPTIMUM MEDIA, INC.
                                                                           ASIA            TELEVISA      GREY ADVERTISING, INC.
                                                                                                         INITIATIVE MEDIA, INC.
                                                                                                         GSD&M
                                                                                                         DAILEY & ASSOCIATES


PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                          26,302     369,540    GUATEMALA AND
                                                                             COSTA RICA    ERES MAGAZINE    GENERAL PUBLIC
                                                                           UNITED STATES   T.V. Y NOVELAS     (AUDIENCE)
                                                                           PANAMA            MAGAZINE           DEALERS
                                                                           SOUTH AMERICA   VANIDADES MAGAZINE
                                                                           CENTRAL AMERICA COSMOPOLITAN MAGAZINE
                                                                                           MAXIM MAGAZINE

PUBLISHING                                                      224,666
PUBLISHING DISTRIBUTION:                             13,192     810,133    PANAMA          SEMANA MAGAZINE    GENERAL PUBLIC
                                                                                                                (AUDIENCE)
                                                                           SOUTH AMERICA   SELECCIONES MAGAZINE
                                                                                           CROMOS MAGAZINE
                                                                                           MUESTRAS DE
                                                                                           JARDINERIA MAGAZINE
                                                                                           HOLA MAGAZINE


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter:  4          Year:   2002
GRUPO TELEVISA, S.A.

                            SALES DISTRIBUTION BY PRODUCT

                                     ANNEX 11
                                  DOMESTIC SALES                                                               CONSOLIDATED
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                TOTAL PRODUCTION          NET SALES                                MAIN
                           -----------------------------------------------               ----------------------------------------
    MAIN PRODUCTS              VOLUME     AMOUNT     VOLUME     AMOUNT     DESTINATION    TRADEMARKS     COSTUMERS
---------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
DUBBING SERVICES                                                35,642     UNITED STATES               NHK INTERNATIONAL
                                                                            OF AMERICA                 POST MODERN, INC.
                                                                                                       C.B.S. BROADCAST
                                                                                                         INTERNATIONAL
                                                                                                       TWENTIETH CENTURY FOX
                                                                                                         INTERNATIONAL TELEVISION
                                                                                                       GLOBE TV INTERNATIONAL
                                                                                                       FIREWORKS ENTERTAINMENT
=================================================================================================================================
TOTAL                                        0               3,335,033
=================================================================================================================================


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                           Quarter: 4   Year: 2002
GRUPO TELEVISA, S.A.

                                     ANNEX 12
  SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

                              (Thousands of Pesos)


     NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF:                      2001         4,836,048


Number of shares Outstanding at the Date of the NFEA:           9,132,997,588
                                  ( Units )


X     ARE THE FIGURES FISCALLY AUDITED?     ARE FIGURES FISCALLY CONSOLIDATED?


             DIVIDENDS COLLECTED IN THE PERIOD


                  NUMBER OF SHARES
QUARTER   SERIES     OUTSTANDING        DATE OF SETTLEMENT       AMOUNT

      0        0            0.00                                 0.00


             DETERMINATION OF THE NFEA OF THE PRESENT YEAR

        NFE FROM THE PERIOD FROM JANUARY 1 TO          31 OF DECEMBER, 2002

          FISCAL EARNINGS                                           338,028

           - DETERMINED INCOME                                      118,310

           + DEDUCTED WORKER'S PROFIT' SHARING                            0

           - DETERMINER WORKER                                            0

           - DETERMINED RFE                                               0

           - NON DEDUCTABLES                                        127,286

           NFE OF PERIOD :                                           92,432



                BALANCE OF THE NFEA AT THE END OF THE PERIOD
                         (Present year Information)

   NFEA BALANCE TO 31 OF DECEMBER OF 2002                         5,215,963


   Number of Shares Outstanding at the Date of the NFEA:      9,133,040,705
                       ( Units )



                       MODIFICATION BY COMPLEMENTARY

  NFEA BALANCE TO:  DECEMBER 31st OF: 0000                                0


Number of Shares Outstanding at the Date of the NFEA:                     0
                       ( Units )

                          MEXICAN STOCK EXCHANGE
                                SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                          QUARTER:  4  YEAR: 2002
GRUPO TELEVISA, S.A.


                                ANNEX 12 - A
     SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT
                             REINVERTED (NFEAR)
                            (Thousands of Pesos)

    NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:  2001                              638,370


Number of shares Outstanding at the Date of the NFEAR:           9,132,997,588
                                  ( Units )


      ARE THE FIGURES FISCALLY AUDITED?     ARE FIGURES FISCALLY CONSOLIDATED?



                     DIVIDENDS COLLECTED IN THE PERIOD

                     NUMBER OF SHARES
QUARTER      SERIES    OUTSTANDING      DATE OF SETTELMENT      AMOUNT

      0           0           0.00                               0.00



               DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

         NFER FROM THE PERIOD                TO 31 OF JANUARY 2002
               FISCAL EARNINGS
                + DEDUCTED WORKERS' PROFIT SHARING
                - DETERMINED INCOME TAX:
                - NON-DEDUCTABLES
         - (+) EARNINGS (LOSS) FROM FOREIGN OF PROFIT:
               DETERMINATED RFE OF THE FISCAL YEAR
                - INCOME TAX (DEFERRED ISR):
                * FACTOR TO DETERMINE THE NFEAR:
                NFE OF THE PERIOD



               BALANCE OF THE NFEAR AT THE END OF THE PERIOD

  NFEAR BALANCE TO:   31 OF DECEMBER 2002                           624,246


Number of Shares Outstanding at the Date of the NFEAR:        9,133,040,705
                 ( Units )


                       MODIFICATION BY COMPLEMENTARY

  NFEAR BALANCE TO:  DECEMBER 31st OF: 2001                               0

Number of Shares Outstanding at the Date of the NFEAR:                    0
                 ( Units )

                          MEXICAN STOCK EXCHANGE

                                SIFIC / ICS



STOCK EXCHANGE CODE: TLEVISA                                   DATE: 2/26/2003


DATOS GENERALES DE LA EMISORA

===============================================================================
RAZON SOCIAL:     GRUPO TELEVISA, S.A.
DOMICILIO:        AV. VASCO DE QUIROGA #2000
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-20-00
FAX:              5261-24-94                          AUTOMATICO
E-MAIL:           ir@televisa.com.mx
DIRECCION DE INTERNET:  www.televisa.com.mx


DATOS FISCALES DE LA EMISORA
===============================================================================
RFC EMPRESA:      GTE901219GK3
DOMICILIO:        AV. VASCO DE QUIROGA # 2000
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.


RESPONSABLE DE PAGO
-------------------------------------------------------------------------------
NOMBRE:           C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-25-77
FAX:              5261-20-43


DATOS DE LOS FUNCIONARIOS
===============================================================================
PUESTO BMV:       PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:           PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:           SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO:        AV. CHAPULTEPEC # 28 PISO 1
COLONIA:          DOCTORES
C. POSTAL:        O6724
CIUDAD Y ESTADO:  MEXICO D.F.
TELEFONO:         5709-42-89
FAX:              5709-39-88
E-MAIL:           emilio@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       DIRECTOR GENERAL
PUESTO:           PRESIDENTE Y DIRECTOR GENERAL DEL GRUPO
NOMBRE:           SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO:        AV. CHAPULTEPEC # 28 PISO 1
COLONIA:          DOCTORES
C. POSTAL:        O6724
CIUDAD Y ESTADO:  MEXICO D.F.
TELEFONO:         5709-42-89
FAX:              5709-39-88
E-MAIL:           emilio@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       DIRECTOR DE FINANZAS
PUESTO:           VICEPRESIDENTE EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:           LIC. ALFONSO DE ANGOITIA NORIEGA
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO D.F.
TELEFONO:         5261-24-52
FAX:              5261-24-54
E-MAIL:           aangoitia@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:           DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:           C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-25-77
FAX:              5261-20-43
E-MAIL:  rglima@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       RESPONSABLE DEL AREA JURIDICA
PUESTO:           VICEPRESIDENTE JURIDICO DEL GRUPO
NOMBRE:           LIC. JUAN SEBASTIAN MIJARES ORTEGA
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-25-85
FAX:              5261-25-46
E-MAIL:           jmijares@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:           SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:           LIC. JUAN SEBASTIAN MIJARES ORTEGA
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-25-85
FAX:              5261-25-46
E-MAIL:           jmijares@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:           ASESOR LEGAL
NOMBRE:           LIC. RICARDO MALDONADO YANEZ
DOMICILIO:        MONTES URALES 505, PISO 3
COLONIA:          LOMAS DE CHAPULTEPEC
C. POSTAL:        11000
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5201-74-47
FAX:              5520-10-65
E-MAIL:           rmaldonado@macf.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:           DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:           LIC. ALBERTO ISLAS TORRES
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-20-42
FAX:              5261-24-94
E-MAIL:           aislast@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:           DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:           C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:          SANTA FE
C. POSTAL:        O1210
CIUDAD Y ESTADO:  MEXICO, D.F.
TELEFONO:         5261-25-77
FAX:              5261-20-43
E-MAIL:           rglima@televisa.com.mx
-------------------------------------------------------------------------------
PUESTO BMV:       ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:           PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:           SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO:        AV. CHAPULTEPEC # 28 PISO 1
COLONIA:          DOCTORES
C. POSTAL:        O6724
CIUDAD Y ESTADO:  MEXICO D.F.
TELEFONO:         5709-42-89
FAX:              5709-39-88
E-MAIL:           emilio@televisa.com.mx
-------------------------------------------------------------------------------